SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of August 14, 2014
Commission File Number 1-14732

COMPANHIA SIDERÚRGICA NACIONAL
(Exact name of registrant as specified in its charter)

National Steel Company
(Translation of Registrant's name into English)

Av. Brigadeiro Faria Lima 3400, 20º andar
São Paulo, SP, Brazil
04538-132
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.  Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

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Table of Contents

Company Information
Capital Breakdown	2
Cash Distribution	3
Parent Company Financial Statements
Balance Sheet – Assets	4
Balance Sheet – Liabilities	5
Statement of Income	6
Statement of Comprehensive Income	7
Statement of Cash Flows	8
Statement of Changes in Shareholders’ Equity
1/1/2014 to 6/30/2014	10
1/1/2013 to 6/30/2013	11
Statement of Value Added	12
Consolidated Financial Statements
Balance Sheet - Assets	13
Balance Sheet - Liabilities	14
Statement of Income	15
Statement of Comprehensive Income	16
Statement of Cash Flows	17
Statement of Changes in Shareholders’ Equity
1/1/2014 to 6/30/2014	19
1/1/2013 to 6/30/2013	20
Statement of Value Added	21
Comments on the Company’s Consolidated Performance	22
Notes to the Financial Statements	34
Reports and Statements
Unqualified Independent Auditors’ Review Report	81

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Company Information / Capital Breakdown

Number of Shares (Units)	Current Quarter 6/30/2014
Paid-in Capital
Common	1,457,970,108
Preferred	0
Total	1,457,970,108
Treasury Shares
Common	48.146.800
Preferred	0
Total	48.146.800

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Company Information / Cash distribution

Event	Approval	Dividends	Inition Payment	Type of share	Class of share	Dividends per common share (R$/share)

Meeting of Board of Directors	02/28/2014	Dividends	03/11/2014	Ordinary		0.29150

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Parent Company Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter 6/30/2014	YTD Previous Year 12/31/2013
1	Total assets	47,574,049	48,689,176
1.01	Current assets	4,719,017	5,054,174
1.01.01	Cash and cash equivalents	147,428	206,624
1.01.03	Trade receivables	1,165,868	1,992,704
1.01.04	Inventories	2,908,734	2,459,230
1.01.08	Other current assets	496,987	395,616
1.02	Non-current assets	42,855,032	43,635,002
1.02.01	Long-term receivables	4,265,886	4,134,846
1.02.01.06	Deferred taxes	3,118,904	2,612,998
1.02.01.09	Other non-current assets	1,146,982	1,521,848
1.02.02	Investments	25,823,849	27,005,592
1.02.03	Property, plant and equipment	12,680,210	12,418,095
1.02.04	Intangible assets	85,087	76,469

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Parent Company Statements / Balance Sheet – Liabilities
(R$ thousand)

Code	Description	Current Quarter 6/30/2014	YTD Previous Year 12/31/2013
2	Total liabilities	47,574,049	48,689,176
2.01	Current liabilities	5,156,710	6,503,789
2.01.01	Payroll and related taxes	162,184	159,892
2.01.02	Trade payables	1,259,734	926,935
2.01.03	Taxes payable	84,511	150,066
2.01.04	Borrowings and financing	2,433,807	3,854,694
2.01.05	Other payables	856,040	1,138,956
2.01.06	Provisions	360,434	273,246
2.01.06.01	Provision for tax, social security, labor and civil risks	360,434	273,246
2.02	Non-current liabilities	35,881,801	34,088,817
2.02.01	Borrowings and financing	22,918,920	21,394,660
2.02.02	Other payables	10,611,017	10,173,732
2.02.04	Provisions	2,351,864	2,520,425
2.02.04.01	Provision for tax, social security, labor and civil risks	330,697	438,114
2.02.04.02	Other provisions	2,021,167	2,082,311
2.02.04.02.03	Provision for environmental liabilities and asset retirement obligation - ARO	235,882	365,716
2.02.04.02.04	Pension and healthcare plan	485,084	485,084
2.02.04.02.05	Provision for losses on investments	1,300,201	1,231,511
2.03	Shareholders’ equity	6,535,538	8,096,570
2.03.01	Issued capital	4,540,000	4,540,000
2.03.02	Capital reserves	30	30
2.03.04	Earnings reserves	1,972,130	2,839,568
2.03.04.01	Legal reserve	361,641	361,641
2.03.04.02	Statutory reserve	2,052,927	2,477,927
2.03.04.09	Treasury shares	-442,438	0
2.03.05	Retained earnings/Accumulated losses	77,049	0
2.03.08	Other comprehensive income	-53,671	716,972

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Parent Company Statements / Statements of Income
(R$ thousand)
Code	Description	Current Quarter 4/1/2014 to 6/30/2014	YTD Current Year 1/1/2014 to 6/30/2014	Same Quarter of Previous Year 4/1/2013 to 6/30/2013	YTD Previous Year 1/1/2013 to 6/30/2013
3.01	Net revenue from sales and/or services	3,230,159	6,720,612	3,288,085	6,141,300
3.02	Cost of sales and/or services	-2,060,158	-4,371,387	-2,416,470	-4,621,746
3.03	Gross profit	1,170,001	2,349,225	871,615	1,519,554
3.04	Operating expenses/income	-483,847	-1,116,623	695,221	322,343
3.04.01	Selling expenses	-114,031	-211,408	-130,157	-239,424
3.04.02	General and administrative expenses	-103,896	-186,759	-87,064	-163,193
3.04.04	Other operating income	5,183	9,829	1,691	5,209
3.04.05	Other operating expenses	-14,184	-180,241	-144,158	-222,685
3.04.06	Share of profits of investees	-256,919	-548,044	1,054,909	942,436
3.05	Profit before finance income (costs) and taxes	686,154	1,232,602	1,566,836	1,841,897
3.06	Finance income (costs)	-738,750	-1,317,577	-1,314,739	-1,779,978
3.06.01	Finance income	17,297	25,866	45,587	70,620
3.06.02	Finance costs	-756,047	-1,343,443	-1,360,326	-1,850,598
3.06.02.01	Net exchange gains (losses) on financial instruments	233,413	547,915	-705,470	-589,257
3.06.02.02	Finance costs	-989,460	-1,891,358	-654,856	-1,261,341
3.07	Loss (profit) before taxes on income	-52,596	-84,975	252,097	61,919
3.08	Income tax and social contribution	74,311	162,024	242,372	459,876
3.09	Profit from continuing operations	21,715	77,049	494,469	521,795
3.11	Profit for the period	21,715	77,049	494,469	521,795
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	0.01505	0.05313	0.33915	0.35789

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Parent Company Statements / Statement of Comprehensive Income
(R$ thousand)
Code	Description	Current Quarter 4/1/2014 to 6/30/2014	YTD Current Year 1/1/2014 to 6/30/2014	Same Quarter of Previous Year 4/1/2013 to 6/30/2013	YTD Previous Year 1/1/2013 to 6/30/2013
4.01	Profit for the period	21,715	77,049	494,469	521,795
4.02	Other comprehensive income	-299,832	-770,643	-272,443	-570,426
4.02.01	Cumulative translation adjustments for the period	-43,021	-87,347	124,287	81,048
4.02.02	Actuarial (losses) gains on defined benefit pension planfrom investments in	0	1,710	0	0
	subsidiaries
4.02.03	Available-for-sale financial assets	-428,462	-1,059,465	-455,051	-742,440
4.02.04	Income tax and social contribution on available-for-sale financial assets	145,677	360,218	154,718	252,430
4.02.05	Available-for-sale financial assets from investments in subsidiaries	-5,737	-17,470	-98,621	-163,688
4.02.06	Impairment of available-for-sale financial assets	48,047	48,047	3,369	3,369
4.02.07	Income tax and social contribution on available-for-sale financial assets	-16,336	-16,336	-1,145	-1,145
4.03	Comprehensive income for the period	-278,117	-693,594	222,026	-48,631

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Parent Company Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	YTD Current Year 1/1/2014 to 6/30/2014	YTD Previous Year 1/1/2013 to 6/30/2013
6.01	Net cash generated by operating activities	765,413	619,321
6.01.01	Cash generated from operations	2,036,338	1,520,086
6.01.01.01	Profit for the period	77,049	521,795
6.01.01.02	Charges on borrowings and financing	1,558,999	1,172,598
6.01.01.03	Charges on loans and financing granted	-6,136	-18,885
6.01.01.04	Depreciation, depletion and amortization	477,392	466,832
6.01.01.05	Share of profits of investees	548,044	-942,436
6.01.01.06	Deferred income tax and social contribution	-162,024	-459,876
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	-13,702	81,589
6.01.01.09	Monetary variation and exchange differences, net	-557,575	717,004
6.01.01.10	Gain on derivative transactions	943	2,294
6.01.01.11	Impairment of available-for-sale financial assets	48,047	3,369
6.01.01.12	Residual value of permanent assets written off	5,090	7,262
6.01.01.14	Other provisions	60,211	-31,460
6.01.02	Changes in assets and liabilities	-1,270,925	-900,765
6.01.02.01	Trade receivables - third parties	36,317	-78,773
6.01.02.02	Trade receivables - related parties	-78,039	-88,274
6.01.02.03	Inventories	-519,235	19,331
6.01.02.05	Recoverable taxes	-37,133	-423
6.01.02.06	Judicial deposits	-22,281	1,125
6.01.02.07	Dividends received from related parties	236,892	262,807
6.01.02.10	Trade payables	346,314	-49,798
6.01.02.11	Payroll and related taxes	-55,818	19,868
6.01.02.12	Taxes in installments - REFIS	-95,102	-108,036
6.01.02.14	Payables to related parties	48,136	-1,692
6.01.02.16	Interest paid	-1,142,625	-863,981
6.01.02.17	Interest received	13,580	2,420
6.01.02.18	Interest on swaps paid	-633	-2,466
6.01.02.19	Other	-1,298	-12,873
6.02	Net cash used in investing activities	-543,785	-964,922
6.02.01	Investments	-37,574	-67,370
6.02.02	Purchase of property, plant and equipment	-654,445	-624,309
6.02.07	Purchase of intangible assets	0	-11
6.02.08	Related parties loans	-19,956	-293,307
6.02.09	Receipt of related parties loans	168,190	20,075
6.03	Net cash used in financing activities	-280,824	-556,347
6.03.01	Borrowings and financing raised	1,134,086	553,071
6.03.02	Borrowings and financing raised - related parties	382,977	0
6.03.03	Repayment of borrowings	-874,313	-321,345
6.03.04	Repayment of borrowings - related parties	-100,724	-97,110
6.03.05	Dividends and interest on capital paid	-424,933	-690,963
6.03.06	Treasury shares	-397,917	0

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Parent Company Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	YTD Current Year 1/1/2014 to 6/30/2014	YTD Previous Year 1/1/2013 to 6/30/2013
6.05	Increase (decrease) in cash and cash equivalents	-59,196	-901,948
6.05.01	Cash and equivalents at the beginning of the period	206,624	2,995,757
6.05.02	Cash and equivalents at the end of the period	147,428	2,093,809

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Parent Company Statements / Statement of Changes in Shareholders´ Equity - 1/1/2014 to 6/30/2014
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings/ (accumulated losses)	Other comprehensive income	Shareholders´ Equity
5.01	Opening balances	4,540,000	30	2,839,568	0	716,972	8,096,570
5.03	Adjusted opening balances	4,540,000	30	2,839,568	0	716,972	8,096,570
5.04	Capital transactions with shareholders	0	0	-867,438	0	0	-867,438
5.04.04	Treasury shares acquired	0	0	-442,438	0	0	-442,438
5.04.06	Dividends	0	0	-425,000	0	0	-425,000
5.05	Total comprehensive income	0	0	0	77,049	-770,643	-693,594
5.05.01	Profit for the period	0	0	0	77,049	0	77,049
5.05.02	Other comprehensive income	0	0	0	0	-770,643	-770,643
5.05.02.04	Cumulative translation adjustments for the period	0	0	0	0	-87,347	-87,347
5.05.02.08	Actuarial (losses) gains on defined benefit pension plan, net of taxes	0	0	0	0	1,710	1,710
5.05.02.09	Available-for-sale financial assets, net of taxes	0	0	0	0	-685,006	-685,006
5.07	Closing balances	4,540,000	30	1,972,130	77,049	-53,671	6,535,538

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Parent Company Statements / Statement of Changes in Shareholders´ Equity - 1/1/2013 to 6/30/2013
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings/ (accumulated losses)	Other comprehensive income	Shareholders´ Equity
5.01	Opening balances	4,540,000	30	3,690,543	0	386,324	8,616,897
5.03	Adjusted opening balances	4,540,000	30	3,690,543	0	386,324	8,616,897
5.04	Capital transactions with shareholders	0	0	-560,000	0	0	-560,000
5.04.08	Approval of prior year's proposed dividends	0	0	-560,000	0	0	-560,000
5.05	Total comprehensive income	0	0	0	521,795	-570,426	-48,631
5.05.01	Profit for the period	0	0	0	521,795	0	521,795
5.05.02	Other comprehensive income	0	0	0	0	-570,426	-570,426
5.05.02.04	Cumulative translation adjustments for the period	0	0	0	0	81,048	81,048
5.05.02.09	Available-for-sale financial assets, net of taxes	0	0	0	0	-651,474	-651,474
5.07	Closing balances	4,540,000	30	3,130,543	521,795	-184,102	8,008,266

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Parent Company Statements / Statement of Value Added
(R$ thousand)

Code	Description	YTD Current year 1/1/2014 to 6/30/2014	YTD Previous year 1/1/2013 to 6/30/2013
7.01	Revenues	8,175,552	7,628,632
7.01.01	Sales of products and services	8,130,141	7,582,244
7.01.02	Other revenues	49,740	45,242
7.01.04	Allowance for (reversal of) doubtful debts	-4,329	1,146
7.02	Raw materials acquired from third parties	-4,680,965	-5,077,446
7.02.01	Costs of sales and services	-4,070,934	-4,465,891
7.02.02	Materials, electric power, outside services and other	-545,092	-622,976
7.02.03	Impairment/recovery of assets	-64,939	11,421
7.03	Gross value added	3,494,587	2,551,186
7.04	Retentions	-477,392	-466,832
7.04.01	Depreciation, amortization and depletion	-477,392	-466,832
7.05	Wealth created	3,017,195	2,084,354
7.06	Value added received as transfer	-544,481	1,183,374
7.06.01	Share of profits of investees	-548,044	942,436
7.06.02	Finance income	25,866	70,620
7.06.03	Other	-22,303	170,318
7.07	Wealth for distribution	2,472,714	3,267,728
7.08	Wealth distributed	2,472,714	3,267,728
7.08.01	Personnel	612,674	526,830
7.08.01.01	Salaries and wages	478,017	402,657
7.08.01.02	Benefits	102,049	93,188
7.08.01.03	Severance pay fund (FGTS)	32,608	30,985
7.08.02	Taxes, fees and contributions	459,931	193,531
7.08.02.01	Federal	386,685	102,250
7.08.02.02	State	61,130	80,168
7.08.02.03	Municipal	12,116	11,113
7.08.03	Lenders and lessors	1,323,060	2,025,572
7.08.03.01	Interest	1,890,923	1,260,840
7.08.03.02	Leases	5,032	5,297
7.08.03.03	Other	-572,895	759,435
7.08.04	Shareholders	77,049	521,795
7.08.04.03	Retained earnings (accumulated losses) for the period	77,049	521,795

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Consolidated Financial Statements / Balance Sheet - Assets
(R$ thousand)

Code	Description	Current Quarter 6/30/2014	YTD Previous Year 12/31/2013
1	Total assets	49,164,220	50,402,539
1.01	Current assets	15,591,407	16,402,042
1.01.01	Cash and cash equivalents	9,019,972	9,995,672
1.01.03	Trade receivables	1,826,767	2,522,465
1.01.04	Inventories	3,635,724	3,160,985
1.01.08	Other current assets	1,108,944	722,920
1.02	Non-current assets	33,572,813	34,000,497
1.02.01	Long-term receivables	4,511,147	4,636,608
1.02.01.02	Investments measured at amortized cost	28,913	30,756
1.02.01.06	Deferred taxes	3,282,979	2,770,527
1.02.01.09	Other non-current assets	1,199,255	1,835,325
1.02.02	Investments	13,005,972	13,487,023
1.02.03	Property, plant and equipment	15,130,171	14,911,426
1.02.04	Intangible assets	925,523	965,440

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Consolidated Financial Statements / Balance Sheet - Liabilities
(R$ thousand)

Code	Description	Current Quarter 3/31/2014	YTD Previous Year 12/31/2013
2	Total liabilities	49,164,220	50,402,539
2.01	Current liabilities	7,026,116	5,564,230
2.01.01	Payroll and related taxes	217,614	208,921
2.01.02	Trade payables	1,531,076	1,102,037
2.01.03	Taxes payable	261,857	304,095
2.01.04	Borrowings and financing	3,547,634	2,642,807
2.01.05	Other payables	1,040,357	972,851
2.01.06	Provisions	427,578	333,519
2.01.06.01	Provision for tax, social security, labor and civil risks	427,578	333,519
2.02	Non-current liabilities	35,635,997	36,769,250
2.02.01	Borrowings and financing	24,019,765	25,103,623
2.02.02	Other payables	10,280,633	10,061,571
2.02.03	Deferred taxes	238,830	268,833
2.02.04	Provisions	1,096,769	1,335,223
2.02.04.01	Provision for tax, social security, labor and civil risks	370,775	479,664
2.02.04.02	Other provisions	725,994	855,559
2.02.04.02.03	Provision for environmental liabilities and asset retirement obligation - ARO	240,889	370,454
2.02.04.02.04	Pension and healthcare plan	485,105	485,105
2.03	Shareholders’ equity	6,502,107	8,069,059
2.03.01	Issued capital	4,540,000	4,540,000
2.03.02	Capital reserves	30	30
2.03.04	Earnings reserves	1,972,130	2,839,568
2.03.04.01	Legal reserve	361,641	361,641
2.03.04.02	Statutory reserve	2,052,927	2,477,927
2.03.04.09	Treasury shares	-442,438	0
2.03.05	Retained earnings/Accumulated losses	77,049	0
2.03.08	Other comprehensive income	-53,671	716,972
2.03.09	Non-controlling interests	-33,431	-27,511

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Consolidated Financial Statements / Statements of Income
(R$ thousand)
Code	Description	Current Quarter 4/1/2014 to 6/30/2014	YTD Current Year 1/1/2014 to 6/30/2014	Same Quarter of Previous Year 4/1/2013 to 6/30/2013	YTD Previous Year 1/1/2013 to 6/30/2013
3.01	Net revenue from sales and/or services	4,052,407	8,423,285	4,060,202	7,702,185
3.02	Cost of sales and/or services	-2,746,592	-5,781,121	-3,020,222	-5,871,799
3.03	Gross profit	1,305,815	2,642,164	1,039,980	1,830,386
3.04	Operating expenses/income	-456,526	-972,425	-242,151	-630,936
3.04.01	Selling expenses	-233,652	-423,567	-256,374	-457,624
3.04.02	General and administrative expenses	-124,171	-228,024	-123,461	-233,047
3.04.04	Other operating income	9,753	17,466	20,950	25,206
3.04.05	Other operating expenses	-41,067	-225,408	-165,851	-264,751
3.04.06	Share of profits of investees	-67,389	-112,892	282,585	299,280
3.05	Profit before finance income (costs) and taxes	849,289	1,669,739	797,829	1,199,450
3.06	Finance income (costs)	-814,935	-1,556,134	-457,819	-985,102
3.06.01	Finance income	53,430	91,482	60,282	98,102
3.06.02	Finance costs	-868,365	-1,647,616	-518,101	-1,083,204
3.06.02.01	Net exchange gains (losses) on financial instruments	-60,987	-116,203	63,522	34,837
3.06.02.02	Finance costs	-807,378	-1,531,413	-581,623	-1,118,041
3.07	Loss (profit) before taxes on income	34,354	113,605	340,010	214,348
3.08	Income tax and social contribution	-15,321	-42,476	161,876	303,854
3.09	Profit from continuing operations	19,033	71,129	501,886	518,202
3.11	Consolidated profit for the period	19,033	71,129	501,886	518,202
3.11.01	Attributed to owners of the Company	21,715	77,049	494,469	521,795
3.11.02	Attributed to non-controlling interests	-2,682	-5,920	7,417	-3,593
3.99	Earnings per share - (R$/share)
3.99.01	Basic earnings per share
3.99.01.01	Common shares	0.01505	0.05313	0.33915	0.35789

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Consolidated Financial Statements / Statement of Comprehensive Income
(R$ thousand)
Code	Description	Current Quarter 4/1/2014 to 6/30/2014	YTD Current Year 1/1/2014 to 6/30/2014	Same Quarter of Previous Year 4/1/2013 to 6/30/2013	YTD Previous Year 1/1/2013 to 6/30/2013
4.01	Consolidated profit for the period	19,033	71,129	501,886	518,202
4.02	Other comprehensive income	-299,832	-770,643	-272,443	-570,426
4.02.01	Cumulative translation adjustments for the period	-43,021	-87,347	124,287	81,048
4.02.02	Actuarial (losses) gains on defined benefit pension plan from investments in	0	1,710	0	0
	subsidiaries
4.02.03	Available-for-sale financial assets	-441,223	-1,090,003	-606,108	-992,084
4.02.04	Income tax and social contribution on available-for-sale financial assets	150,016	370,601	206,077	337,309
4.02.05	Impairment of available-for-sale financial assets	52,115	52,115	5,002	5,002
4.02.06	Income tax and social contribution on available-for-sale financial assets	-17,719	-17,719	-1,701	-1,701
4.03	Consolidated comprehensive income for the period	-280,799	-699,514	229,443	-52,224
4.03.01	Attributed to owners of the Company	-278,117	-693,594	222,026	-48,631
4.03.02	Attributed to non-controlling interests	-2,682	-5,920	7,417	-3,593

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Consolidated Financial Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	YTD Current Year 01/01/2014 to 6/30/2014	YTD Previous Year 01/01/2013 to 6/30/2013
6.01	Net cash generated by operating activities	416,545	793,134
6.01.01	Cash generated from operations	2,019,987	2,295,985
6.01.01.01	Profit for the period attributable to owners of the Company	77,049	521,795
6.01.01.02	Profit (loss) for the period attributable to non-controlling interests	-5,920	-3,593
6.01.01.03	Charges on borrowings and financing	1,349,446	1,012,308
6.01.01.04	Charges on loans and financing granted	-22,359	-22,395
6.01.01.05	Depreciation, depletion and amortization	600,153	579,489
6.01.01.06	Share of profits of investees	112,892	-299,280
6.01.01.07	Deferred income tax and social contribution	-177,889	-467,700
6.01.01.08	Provision for tax, social security, labor, civil and environmental risks	-8,035	36,651
6.01.01.09	Monetary variation and exchange differences, net	-16,519	896,022
6.01.01.10	Gain (loss) on derivative transactions	-2,240	16,211
6.01.01.11	Impairment of available-for-sale financial assets	52,115	5,002
6.01.01.16	Residual value of permanent assets written off	5,821	25,835
6.01.01.17	Other provisions	55,473	-4,360
6.01.02	Changes in assets and liabilities	-1,603,442	-1,502,851
6.01.02.01	Trade receivables - third parties	16,609	-126,459
6.01.02.02	Trade receivables - related parties	-118,099	-3,246
6.01.02.03	Inventories	-549,274	-97,457
6.01.02.04	Receivables from related parties	-93,380	-4,499
6.01.02.05	Recoverable taxes	-47,031	-99,277
6.01.02.06	Judicial deposits	-23,369	33,444
6.01.02.07	Dividends received from related parties	202,015	240,000
6.01.02.08	Trade payables	490,551	-311,339
6.01.02.09	Payroll and related taxes	-46,466	19,236
6.01.02.10	Taxes in installments - REFIS	-109,009	-35,412
6.01.02.12	Payables to related parties	3,506	-3,463
6.01.02.14	Interest paid	-1,331,725	-1,098,710
6.01.02.15	Interest received - related parties	13,580	17,607
6.01.02.16	Interest on swaps paid	-633	-2,466
6.01.02.17	Other	-10,717	-30,810
6.02	Net cash used in investing activities	-628,929	-719,842
6.02.02	Investments	-5,846	0
6.02.03	Purchase of property, plant and equipment	-781,896	-963,283
6.02.09	Receipt/payment in derivative transactions	3,879	272,815
6.02.10	Purchase of intangible assets	-324	-38
6.02.11	Related parties loans	-19,956	-301
6.02.12	Receipt of related parties loans	173,371	0
6.02.13	Investment, net of redeemed amount	1,843	-29,035
6.03	Net cash used in financing activities	-366,342	162,217
6.03.01	Borrowings and financing raised	1,384,720	1,225,822
6.03.02	Repayment of borrowings	-906,748	-378,066
6.03.04	Dividends and interest on capital paid	-424,933	-690,963
6.03.05	Capital contribution by non-controlling shareholders	0	5,424
6.03.06	Treasury shares	-397,917	0

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Consolidated Financial Statements / Statement of Cash Flows – Indirect Method
(R$ thousand)
Code	Description	YTD Current Year 01/01/2014 to 6/30/2014	YTD Previous Year 01/01/2013 to 6/30/2013
6.03.07	Repurchase of debt securities	-21,464	0
6.04	Exchange differences on translating cash and cash equivalents	-396,974	145,540
6.05	Increase (decrease) in cash and cash equivalents	-975,700	381,049
6.05.01	Cash and equivalents at the beginning of the period	9,995,672	11,891,821
6.05.02	Cash and equivalents at the end of the period	9,019,972	12,272,870

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Consolidated Financial Statements / Statement of Changes in Shareholders´ Equity - 1/1/2014 to 6/30/2014
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings/ (accumulated losses)	Other comprehensive income	Shareholders´ Equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	2,839,568	0	716,972	8,096,570	-27,511	8,069,059
5.03	Adjusted opening balances	4,540,000	30	2,839,568	0	716,972	8,096,570	-27,511	8,069,059
5.04	Capital transactions with shareholders	0	0	-867,438	0	0	-867,438	0	-867,438
5.04.04	Treasury shares acquired	0	0	-442,438	0	0	-442,438	0	-442,438
5.04.06	Dividends	0	0	-425,000	0	0	-425,000	0	-425,000
5.05	Total comprehensive income	0	0	0	77,049	-770,643	-693,594	-5,920	-699,514
5.05.01	Profit for the period	0	0	0	77,049	0	77,049	-5,920	71,129
5.05.02	Other comprehensive income	0	0	0	0	-770,643	-770,643	0	-770,643
5.05.02.04	Cumulative translation adjustments for the period	0	0	0	0	-87,347	-87,347	0	-87,347
5.05.02.08	Actuarial (losses) gains on defined benefit pension plan, net of taxes	0	0	0	0	1,710	1,710	0	1,710
5.05.02.09	Available-for-sale financial assets, net of taxes	0	0	0	0	-685,006	-685,006	0	-685,006
5.07	Closing balances	4,540,000	30	1,972,130	77,049	-53,671	6,535,538	-33,431	6,502,107

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Consolidated Financial Statements / Statement of Changes in Shareholders´ Equity - 1/1/2013 to 6/30/2013
(R$ thousand)
Code	Description	Paid-in capital	Capital reserve, granted options and treasury shares	Earnings reserve	Retained earnings/ (accumulated losses)	Other comprehensive income	Shareholders´ Equity	Non-controlling interests	Consolidated shareholders' equity
5.01	Opening balances	4,540,000	30	3,690,543	0	386,324	8,616,897	390,616	9,007,513
5.03	Adjusted opening balances	4,540,000	30	3,690,543	0	386,324	8,616,897	390,616	9,007,513
5.04	Capital transactions with shareholders	0	0	-560,000	0	0	-560,000	0	-560,000
5.04.08	Approval of prior year's proposed dividends	0	0	-560,000	0	0	-560,000	0	-560,000
5.05	Total comprehensive income	0	0	0	521,795	-570,426	-48,631	-3,593	-52,224
5.05.01	Profit for the period	0	0	0	521,795	0	521,795	-3,593	518,202
5.05.02	Other comprehensive income	0	0	0	0	-570,426	-570,426	0	-570,426
5.05.02.04	Cumulative translation adjustments for the period	0	0	0	0	81,048	81,048	0	81,048
5.05.02.09	Available-for-sale financial assets, net of taxes	0	0	0	0	-651,474	-651,474	0	-651,474
5.06	Internal changes in shareholders' equity	0	0	0	0	0	0	7,332	7,332
5.06.04	Non-controlling interests in subsidiaries	0	0	0	0	0	0	7,332	7,332
5.07	Closing balances	4,540,000	30	3,130,543	521,795	-184,102	8,008,266	394,355	8,402,621

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Consolidated Financial Statements / Statement of Value Added
(R$ thousand)

Code	Description	YTD Current year 1/1/2014 to 6/30/2014	YTD Previous year 1/1/2013 to 6/30/2013
7.01	Revenues	10,058,590	9,342,470
7.01.01	Sales of products and services	10,011,520	9,300,610
7.01.02	Other revenues	52,199	56,368
7.01.04	Allowance for (reversal of) doubtful debts	-5,129	-14,508
7.02	Raw materials acquired from third parties	-6,122,306	-6,265,885
7.02.01	Costs of sales and services	-5,252,473	-5,397,367
7.02.02	Materials, electric power, outside services and other	-799,084	-895,501
7.02.03	Impairment/recovery of assets	-70,749	26,983
7.03	Gross value added	3,936,284	3,076,585
7.04	Retentions	-600,153	-579,489
7.04.01	Depreciation, amortization and depletion	-600,153	-579,489
7.05	Wealth created	3,336,131	2,497,096
7.06	Value added received as transfer	-1,691,048	2,010,965
7.06.01	Share of profits of investees	-112,892	299,280
7.06.02	Finance income	91,482	98,102
7.06.03	Other	-1,669,638	1,613,583
7.07	Wealth for distribution	1,645,083	4,508,061
7.08	Wealth distributed	1,645,083	4,508,061
7.08.01	Personnel	819,557	725,362
7.08.01.01	Salaries and wages	652,074	575,363
7.08.01.02	Benefits	129,160	113,557
7.08.01.03	Severance pay fund (FGTS)	38,323	36,442
7.08.02	Taxes, fees and contributions	771,819	560,536
7.08.02.01	Federal	670,132	354,938
7.08.02.02	State	82,533	189,492
7.08.02.03	Municipal	19,154	16,106
7.08.03	Lenders and lessors	-17,422	2,703,961
7.08.03.01	Interest	1,710,725	1,110,261
7.08.03.02	Leases	7,743	7,815
7.08.03.03	Other	-1,735,890	1,585,885
7.08.04	Shareholders	71,129	518,202
7.08.04.03	Retained earnings (accumulated losses) for the period	77,049	521,795
7.08.04.04	Non-controlling interests in retained earnings	-5,920	-3,593

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Economic Scenario

The outlook for the global economy is one of a gradual rally in the second half of 2014, mainly fueled by the recovery of growth in the developed countries, which performed poorly at the beginning of the year.

The IMF has reduced its 2014 global growth projection to 3.4%, 0.3 p.p. below its previous estimate, reflecting the weak first-quarter performance and the less optimistic prospects for some of the emerging nations. The institution maintained its 4% growth estimate for 2015.

The global Purchasing Managers Index (PMI) recorded its 21st consecutive monthly upturn, averaging 54.1 points in the second quarter.

USA

The U.S. economy shrank by 2.1% in 1Q14 due to the lower exports and a reduction in private investments. Nevertheless, despite the exceptionally rigorous winter having jeopardized economic performance at the beginning of the year, recent indicators are pointing to positive results. The first GDP estimate for 2Q14 points to growth of 4%, fueled by private investments, exports and personal spending on consumption.

Manufacturing PMI averaged 56.4 points in 2Q14, the best result for four years, signaling a recovery in activity. Unemployment reached 6.1% in June, the lowest figure for 15 years, with the creation of 1.4 million new jobs in the first half. Installed capacity in May remained flat over April and March at 79%, while industrial production moved up by 0.6%, giving 12-month growth of 4.3%.

At its last meeting in June, the FOMC (the FED’s Monetary Policy Committee), reduced its asset purchases by a further US$10 billion, maintaining its decision to wind up the program at the end of the current year. The base rate was maintained at between 0% and 0.25%, and the Committee signaled that this level would be preserved. The FED estimates GDP growth in 2014 between 2.1% and 2.3%.

Europe

The first-quarter Eurozone numbers continued pointing to a gradual economic recovery. GDP in the region edged up by 0.2% over 4Q13, very close to the 0.3% recorded in the latter quarter. Hungary and Poland recorded the biggest growth, with 1.1% each, while the Netherlands recorded the biggest decline (-1.4%). The European Central Bank (ECB) expects growth of 1.0% in 2014 and 1.7% in 2015.

Manufacturing PMI fell from 53.1 points in March to 51.8 points in June, while the quarterly average declined from 53.4 to 52.4 points between 1Q14 and 2Q14.

In the 12 months through June 2014, Eurozone inflation came to 0.5%, below the long-term target of 2% established by the ECB.

As a result, the ECB has been adopting an expansionist monetary policy, reducing the banks’ overnight deposit rates and strengthening prospects of low interest rates for a lengthy period of time.

Although the job market has shown some signs of improvement, Eurozone unemployment remained flat at 11.6% in May, still high.

In the UK, preliminary estimates point to GDP growth of 0.8% in 2Q14, identical to the 1Q14 figure, pushed by the service sector which recorded period growth of 1.0%. Industrial output increased by 3.7% in the 12 months through May, while manufacturing PMI reached 57.5 points in June, indicating expansion over the last 16 months. Annualized inflation came to 1.9% in June, higher than the 1.5% recorded in May. According to the British Treasury, the consensus of estimates points to GDP growth of 3.0% in 2014.

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Asia

Reacting to signs of a slowdown at the beginning of the year, the Chinese government implemented a series of new measures to stimulate the economy and recent indicators suggest that they have been effective. Preliminary 2Q14 figures from the National Bureau of Statistics point to Chinese GDP growth of 7.5% over the same period last year and 2% over the previous quarter. Industrial production moved up by 8.8% in June over the same month the year before. After reaching its 48.0 points in March, the lowest level of the year, manufacturing PMI, disclosed by HSBC, began to improve as of April and closed June at 50.7 points, the first expansion since December 2013.

On the other hand, first-half investments in fixed assets grew by 17.3%, slightly less than the 17.6% recorded in 1Q14.

Given this scenario, the government maintained its 2014 GDP growth target at 7.5%.

The economic indicators in Japan point to an upturn in activity, even it is only a temporary one. Expectations of an increase in value added tax from 5% to 8% in April helped push up household consumption, which grew by 9.2% in the first quarter, resulting in annualized GDP growth of 6.7% in the same period, versus 0.3% in 4Q13.

Compound PMI reached 51.5 points in June, above the 49.9 points recorded in May, signaling an improvement in business conditions for the first time since February. Unemployment recorded 3.5% in May, the lowest rate since July 2007.

The Bank of Japan expects inflation to reach 1.25% p.a. in the midterm and 2% p.a. in the long term and is projecting GDP growth of 1.0% in 2014.

Brazil

May’s seasonally-adjusted Central Bank Economic Activity Index (IBC-Br), used as a reference for GDP, fell by 0.18% in May over April after remaining flat since the beginning of the year. In the last 12 months, however, the IBC-Br moved up by 1.95%. The Central Bank’s FOCUS report expects GDP growth of 0.90% in 2014 and 1.5% in 2015.

Inflation recorded by the IPCA consumer price index recorded 0.4% in June, giving 3.75% for the first half and 6.52% in the previous 12 months, exceeding the 6.5% ceiling of the annual inflationary target. The FOCUS report expects 2014 inflation of 6.41%, with a Selic base rate of 11.0% at year-end.

Given this scenario, and despite high inflation, the Central Bank’s Monetary Policy Committee (COPOM) interrupted the series of hikes in the Selic, maintaining it at 11.0% p.a. at its last two meetings.

Industrial output in May fell by 0.6% over April and 3.2% over the same month last year, giving a decline of 1.6% in the first five months. Most of the downward pressure in May came from consumer durables production, which fell by 3.6%.

On the foreign exchange front, the Brazilian real appreciated by 2.7% against the U.S. dollar in 2Q14, closing June at R$2.2025, reflecting higher market liquidity and the difference between real domestic and international interest rates.

Macroeconomic Projections

	2014	2015
IPCA (%)	6.41	6.21
Commercial dollar (final) – R$	2.35	2.50
SELIC (final - %)	11.00	12.00
GDP (%)	0.90	1.50
Industrial Production (%)	-1.15	1.70
Source: FOCUS BACEN	Base: July 25, 2014

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Net Revenue

CSN posted consolidated net revenue of R$4,052 million in 2Q14, in line with the R$4,060 million recorded in 2Q13, and 7% down on the R$4,371 million reported in 1Q14, basically due to the reduction in revenue from steel and mining operations.

Cost of Goods Sold (COGS)

COGS totaled R$2,747 million in 2Q14, 9% down on the R$3,020 million posted in 2Q13, basically due to lower COGS from steel operations, partially offset by the upturn in mining COGS. In comparison with the RS3,034 million registered in the previous quarter, COGS also fell by 9%.

Selling, General, Administrative and Other Operating Expenses

Consolidated SG&A expenses totaled R$358 million in 2Q14, 6% less than the R$380 million reported in 2Q13, chiefly due to the reduction in selling expenses, and 22% up on the R$294 million registered in the previous  quarter, essentially due to higher freight and administrative expenses.

Other Operating Revenue/Expenses totaled R$31 million in 2Q14, versus R$145 million in 2Q13 and R$177 million in 1Q14, mainly due to the reversal of provisions.

EBITDA

The Company uses Adjusted EBITDA to measure the segments' performance and operating cash flow capacity. It comprises net income before the net financial result, income and social contribution taxes, depreciation and amortization, results from investees and other operating revenue (expenses), plus the proportional EBITDA of the jointly-owned subsidiaries, Namisa, MRS Logística and CBSI.

Second-quarter adjusted EBITDA amounted to R$1,303 million, 19% up on the R$1,095 million posted in 2Q13, basically due to the contribution from steel and mining operations, accompanied by an EBITDA margin of 30%, up by 6 p.p.

In comparison with 1Q14, adjusted EBITDA fell by 9%, chiefly influenced by the mining segment result, partially offset by the increase in EBITDA from steel, while the adjusted EBITDA margin remained at 30%.

Financial Result and Net Debt

In 2Q14, CSN’s consolidated net financial result was negative by R$815 million, mainly due to the following factors:

•         Interest on loans and financing totaling R$691 million;

•         Expenses of R$40 million with the monetary restatement of tax payment installments;

•         Other financial expenses totaling R$76 million;

•         Monetary and foreign exchange variations amounting to R$61 million;

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These negative effects were partially offset by consolidated financial revenue of R$53 million.

Gross debt, net debt and the net debt/EBITDA ratio presented below reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI, as well as the impact from the partial spin-off of Transnordestina Logística S/A.

On June 30, 2014, the Company’s gross debt totaled R$28.6 billion, almost identical to the figure on March 31, 2014, while net debt amounted to R$16.7 billion, R$900 million more than at the close of 1Q14. On the other hand, the net debt/EBITDA ratio based on LTM adjusted EBITDA closed the second quarter at 2.71x, virtually flat over the 2.66x recorded at the end of the previous quarter. Net debt was impacted by the following factors:

•         Investments of R$0.6 billion in fixed assets;

•         A R$0.6 billion effect related to the cost of debt;

•         A R$0.2 billion increase in working capital;

•         Disbursements of R$0.4 billion on the share buyback program;

•         Foreign exchange variation of R$0.1 billion;

•         Other effects totaling R$0.3 billion;

These negative effects were partially offset by 2Q14 EBITDA of R$1.3 billion.

Indebtedness (R$ million) and Net Debt /Adjusted EBITDA ratio

Equity Result

CSN’s equity result was negative by R$67 million in 2Q14, basically due to the result of the jointly-owned subsidiary Namisa.

Net Income

CSN posted consolidated net income of R$19 million in 2Q14, for the reasons mentioned above.

Capex

Investments reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI. The Company has ceased consolidating its interest in Transnordestina Logística S/A, due to the latter’s partial spin-off on December 27, 2013 and the consequent entry into effect of the new shareholders’ agreement.

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CSN invested R$560 million in 2Q14, R$418 million of which in the parent company. Of this total, R$207 million went to the Casa de Pedra mine and the Port of Itaguaí, R$109 million to increasing cement production capacity, and R$99 million to the steel segment, with scheduled maintenance programs.

The remaining R$142 million went to subsidiaries or joint subsidiaries, mostly as follows:

✓  MRS: R$67 million;

✓  Sepetiba Tecon: R$22 million.

Working Capital

Working capital allocated to the Company’s businesses closed 2Q14 at R$2,732 million, R$222 million more than at the end of 1Q14, chiefly due to the increase in inventories  and accounts receivable, partially offset by the upturn in the suppliers line. The average supplier payment period increased by six days, the receivables period widened by three days and the average inventory turnover period increased by 11 days.

WORKING CAPITAL (R$ MM)	2Q13	1Q14	2Q14	Change 2Q14 x 2Q13	Change 2Q14 x 1Q14
Assets	3,983	4,126	4,479	496	353
Accounts Receivable	1,669	1,621	1,716	47	95
Inventory (*)	2,289	2,416	2,643	354	227
Advances to Taxes	25	89	120	95	31
Liabilities	2,041	1,616	1,747	(294)	131
Suppliers	1,547	1,105	1,257	(290)	152
Salaries and Social Contribution	205	196	218	13	22
Taxes Payable	253	286	241	(12)	(45)
Advances from Clients	36	30	31	(5)	1
Working Capital	1,942	2,510	2,732	790	222

TURNOVER RATIO Average Periods	2Q13	1Q14	2Q14	Change 2Q14 x 2Q13	Change 2Q14 x 1Q14
Receivables	32	28	31	(1)	3
Supplier Payment	48	33	39	(9)	6
Inventory Turnover	71	72	83	12	11
Cash Conversion Cycle	55	67	75	20	8
(*) Inventory - includes "Advances to Suppliers" and does not include "Supplies".

Results by Segment

The Company maintains integrated operations in five business segments: steel, mining, logistics, cement and energy. The main assets and/or companies comprising each segment are presented below:

Steel	Mining	Logistics	Cement	Energy
Usina Presidente Vargas	Casa de Pedra	Railways	Volta Redonda	CSN Energia
Porto Real	Namisa (60%)	- MRS	Arcos	Itasa
Paraná	Tecar	- FTL
LLC	ERSA	- TLSA
Lusosider		Port:
Prada (Distribuição e		- Sepetiba Tecon
Embalagens)
Metalic
SWT

The information on CSN’s five business segments is derived from the accounting data, together with allocations and the apportionment of costs among the segments. Results by segment reflect the Company’s proportional interest in Namisa, MRS Logística and CBSI, as well as the full consolidation of FTL.

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Net revenue by segment (R$ million)

Adjusted EBITDA by segment (R$ million)

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Result by segment
R$ million								2Q14
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Corporate/ Eliminations	Consolidated
Net Revenue	2,843	1,117	47	226	87	113	(380)	4,052
Domestic Market	2,185	82	47	226	87	113	(211)	2,529
Foreign Market	657	1,035	-	-	-	-	(169)	1,523
Cost of Goods Sold	(2,083)	(740)	(31)	(156)	(49)	(72)	385	(2,747)
Gross Profit	759	377	16	70	38	42	5	1,306
Selling, General and Administrative Expenses	(168)	(20)	(0)	(21)	(5)	(17)	(126)	(358)
Depreciation	202	85	2	39	4	9	(45)	296
Proportional EBITDA of Jointly Controlled Companies							58	58
Adjusted EBITDA	793	442	18	87	37	34	(107)	1,303

R$ million								2Q13
Consolidated Results	Steel	Mining	Logistics (Port)	Logistics (Railways)	Energy	Cement	Corporate/ Eliminations	Consolidated
Net Revenue	3,147	984	43	263	53	105	(535)	4,060
Domestic Market	2,488	68	43	263	53	105	(238)	2,782
Foreign Market	659	916	-	-	-	-	(297)	1,278
Cost of Goods Sold	(2,527)	(601)	(22)	(178)	(34)	(70)	411	(3,020)
Gross Profit	620	383	21	85	20	35	(124)	1,040
Selling, General and Administrative Expenses	(180)	(37)	(5)	(24)	(5)	(19)	(110)	(380)
Depreciation	179	53	2	36	4	8	(18)	264
EBITDA proporcional de controladas em conjunto							171	171
Adjusted EBITDA	619	398	18	97	19	24	(80)	1,095

Steel

Scenario

According to the World Steel Association (WSA), global crude steel production totaled 821 million tonnes in the first half of 2014, 2.5% higher than in 2H13, with China, responsible for 411 million tonnes, recording growth of 3.0%. Global capacity use reached 78% in June, 1 p.p. down on March, which was the highest monthly figure of the year so far. The WSA expects global apparent steel consumption to grow by 3.1% in 2014, with apparent consumption in China moving up by 3%.

According to the Brazilian Steel Institute (IABr), domestic crude steel production came to 16.7 million tonnes in 1H14, 1.5% down on 1H13, while rolled flat output totaled 7.0 million tonnes, down by 6.3%.

Apparent domestic flat steel consumption amounted to 6.2 million tonnes in the first half, 1.4% more than in 1H13, while domestic sales fell by 4.3% to 5.8 million tonnes. On the other hand, flat steel imports climbed by 45.6% to 1.1 million tonnes in the 1H14, while exports fell by 26.5% to 0.7 million tonnes.

The IABr estimates domestic sales of 23.7 million tonnes in 2014, with apparent consumption of 27.2 million tonnes.

Automotive

According to ANFAVEA (the Auto Manufacturers’ Association), light vehicle production totaled 1.5 million units in 1H14, 17% down on the same period last year, with sales of 1.6 million units, fell by 7%. The association estimates annual light vehicle production and sales growth of 10% and 5.4%, respectively, over  2013.

According to FENABRAVE (the Vehicle Distributors’ Association), the number of vehicles licensed in 1H14 fell by 7.3% year-on-year. The association expects 2014 light vehicle sales to fall by 10.5% over last year.

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Construction

According to ABRAMAT (the Construction Material Manufacturers’ Association), first-half sales of building materials increased by 3.7% year-on-year. The association is maintaining its 2014 sales growth estimate of 4.5%.

Home Appliances

According to the IBGE (Brazilian Institute of Geography and Statistics), home appliance production fell by 1.6% year-on-year in the first five months of 2014.

Distribution

According to INDA (the Brazilian Steel Distributors’ Association), domestic flat steel sales by distributors totaled 2.2 million tonnes in 1H14, 3.5% up on 1H13. For 2014 as a whole, the association has revised its sales growth estimate to 1%.

First-half purchases by the associated network came to 2.1 million tonnes, 7.4% less than in the same period last year. On the other hand, inventories closed June at 1.06 million tonnes, representing 3.3 months of sales.

Sales Volume

In 2Q14, CSN’s steel sales totaled 1.26 million tonnes. Of this total, 73% went to the domestic market, 25% were sold by overseas subsidiaries and 2% went to exports.

Domestic Sales Volume

Domestic steel sales totaled 918,000 tonnes in 2Q14, 9% less than in 1Q14, basically due to the reduced pace of economic activity, impacted by the lower number of business days in the quarter.

Foreign Sales Volume

Foreign sales amounted to 345,000 tonnes in 2Q14, 8% less than in the previous quarter. Of this total, the overseas subsidiaries sold 321,000 tonnes, 184,000 of which by SWT. Direct exports came to 24,000 tonnes.

Prices

Net revenue per tonne averaged R$2,214 in 2Q14, in line with 1Q14.

Net Revenue

Net revenue from steel operations totaled R$2,843 million in 2Q14, 9% down on the R$3,127 million recorded in 1Q14, essentially due to the reduction in sales volume.

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Cost of Goods Sold (COGS)

Steel segment COGS came to R$2,083 million in 2Q14, 13% down on the previous quarter, basically due to lower production costs and sales volume.

Adjusted EBITDA

Adjusted steel segment EBITDA totaled R$793 million in 2Q14, 4% up on the R$761 million recorded in 1Q14, essentially due to the reduction in COGS and the highest quarterly figure since 3Q10. The adjusted EBITDA margin came to 28%, 4 p.p. up on 1Q14.

Production

The Presidente Vargas Steelworks (UPV) produced 1.1 million tonnes of crude steel in 2Q14, 2% more than in 1Q14, while slab purchases from third parties remained in line with 1Q14. Second-quarter rolled steel output totaled 1.1 million tonnes, 4% up on the quarter before.

Production (in thousand t)	1Q14	2Q14	First Six Months of		Change
			1H13	1H14	2Q14 x 1Q14	1H14 x 1H13
Crude Steel (P. Vargas Mill)	1,098	1,120	2,204	2,217	2%	1%
Purchased Slabs from Third Parties	102	103	283	204	1%	-28%
Total Crude Steel	1,200	1,222	2,486	2,422	2%	-3%
Total Rolled Products	1,053	1,098	2,278	2,151	4%	-6%

Production Costs (Parent Company)

In 2Q14, the Presidente Vargas Steelworks’ total production costs came to R$1,643 million, 1% down on 1Q14, chiefly due to the reduced consumption of coke acquired from third parties and lower coal costs.

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Mining

Scenario

In 2Q14, seaborne iron ore prices were negatively impacted by increased supply, chiefly fueled by Australian exporters. In regard to Chinese demand, the increased credit restrictions, the reduced pace of investments and the high level of iron ore stocks in the ports also contributed to the price slide.

In this scenario, the Platts Fe62% CFR China index averaged US$102.60/dmt in 2Q14, 14.8% down on the 1Q14 average. The iron ore quality premium varied between US$2.10/dmt and US$1.70/dmt per 1% of Fe content, while freight costs on the Tubarão/Qingdao route averaged US$20.31/wmt, 9% less than the previous quarter’s average.

Brazil exported 80 million tonnes of iron ore in the second quarter, 12% up on 1Q14.

Iron ore sales

In 2Q14, sales of finished iron ore products totaled 7.2 million tonnes, 20% up on the 6.0 million tonnes sold in 2Q13 and 13% up on the 6.4 million tonnes recorded in the previous quarter. Of this total, 2.4 million tonnes were sold by Namisa1. Virtually all iron ore sold in 2Q14 was exported.

Iron ore volume for own consumption reached 1.5 million tonnes in 2Q14.

1 Sales volumes include 100% of the stake in NAMISA.

Net Revenue

Net revenue from mining operations totaled R$1,117 million in 2Q14, 14% more than in 2Q13, primarily due to the upturn in sales volume.

In relation to the R$1,247 million posted in 1Q14, net revenue fell by 10%, due to lower market prices, partially offset by the upturn in sales volume.

Cost of Goods Sold (COGS)

Mining COGS came to R$740 million in 2Q14, 23% up on 2Q13, mostly due to the increase in iron ore sales volume, and 3% more than the R$716 million recorded in 1Q14, also due to higher sales volume.

Adjusted EBITDA

Adjusted EBITDA from mining operations totaled R$442 million in 2Q14, 11% up on the R$398 million reported in 2Q13, for the same reasons mentioned above, accompanied by an adjusted EBITDA margin of 39%. In relation to the R$585 million recorded in 1Q14, adjusted EBITDA fell by 25%.

Logistics

Scenario

Railway Logistics

According to the ANTF (National Rail Transport Association), the Brazilian railways transported 115.3 million tonnes in 1Q14. The association expects rail cargo volume to move up by around 12% to 550 million tonnes between 2014 and 2016.

Port Logistics

According to ANTAQ (the National Waterway Transport Agency), Brazil’s port installations handled around 215 million tonnes in 1Q14, 5% up on the same period the year before.

Also in 1Q14, bulk solids totaled 128 million tonnes, 5.7% more than in 1Q13, while container handling came to 2.1 million TEUs1, 10.5% up year-on-year.

1 TEU (Twenty‐Foot Equivalent Unit) – transportation unit equivalent to a standard 20-feet intermodal container

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Analysis of Results

Railway Logistics

In 2Q14, net revenue from railway logistics totaled R$226 million, COGS came to R$156 million and adjusted EBITDA amounted to R$87 million, accompanied by an EBITDA margin of 39%.

Port Logistics

Net revenue from port logistics amounted to R$47 million in 2Q14, COGS totaled R$31 million and adjusted EBITDA came to R$18 million, with an adjusted EBITDA margin of 38%.

Cement

Scenario

Preliminary figures from SNIC (the Cement Industry Association) indicate local cement sales of 29 million tonnes in the first five months of 2014, 2.8% more than in the same period last year.

Analysis of Results

Cement sales reached the record level of 564,000 tonnes in 2Q14, with record net revenue of R$113 million, while COGS came to R$72 million, generating record EBITDA of R$34 million, with a  record margin of 30%.

Energy

Scenario

According to the Energy Research Company (EPE), Brazilian electricity consumption increased by 4.4% year-on-year in the first five months of 2014, led by the commercial and residential segments, with respective growth of 9.3% and 8.1%.

Analysis of Results

In 2Q14, net revenue from electricity reached the record amount of R$87 million. COGS came to R$49 million, generating record adjusted EBITDA of R$37 million, with an adjusted EBITDA margin of 43%.

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                                           Capital Market

CSN’s shares depreciated by 4% in 2Q14, while the Company’s ADRs fell by 2% on the NYSE.

Daily traded volume in CSN’s shares averaged R$52 million in 2Q14, from 5.7 million shares traded. On the NYSE, daily traded volume in CSN’s ADRs averaged US$16 million, from 3.9 million ADRs traded.

Capital Markets - CSNA3 / SID / IBOVESPA / DOW JONES

2Q14
N° of shares	1,457,970,108
Market Capitalization
Closing price (R$/share)	9.40
Closing price (US$/share)	4.26
Market Capitalization (R$ million)	13,705
Market Capitalization (US$ million)	6,211
Total return including dividends and interest on equity
CSNA3 (%)	-4%
SID (%)	-2%
Ibovespa	5%
Dow Jones	2%
Volume
Average daily (thousand shares)	5,693
Average daily (R$ Thousand)	52,435
Average daily (thousand ADRs)	3,904
Average daily (US$ Thousand)	16,170
Source: Economática

Share Buyback Program

In the first half of 2014, CSN’s Board of Directors approved four share buyback programs. By the end of the fourth program, the Company had acquired 70,205,661 shares.

On July 18, 2014, the Board of Directors authorized:

•         The cancellation of sixty million (60,000,000) shares held in treasury. As a result, CSN’s capital stock is currently represented by 1,397,970,108 book-entry common shares;

•         The launch of a new share buyback program between July 18, 2014 and August 18, 2014, limited to the repurchase of up to 64,205,661 shares.

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1.     DESCRIPTION OF BUSINESS

Companhia Siderúrgica Nacional “CSN”, also referred to as the Company or Parent Company, is a publicly-held company incorporated on April 9, 1941, under the laws of the Federative Republic of Brazil (Companhia Siderúrgica Nacional, its subsidiaries, associates and jointly controlled entities collectively referred to herein as the "Group”). The Company’s registered office is located in São Paulo, SP, Brazil.

CSN has shares listed on the São Paulo Stock Exchange (BM&F BOVESPA) and the New York Stock Exchange (NYSE). Accordingly, it reports its information to the Brazilian Securities Commission (CVM) and the U.S. Securities and Exchange Commission (SEC).

The Group's main operating activities are divided into five (5) operating segments as follows:

•       Steel:

The Company’s main industrial facility is the Presidente Vargas Steel Mill (“UPV”), located in the city of Volta Redonda, State of Rio de Janeiro. This segment consolidates the operations related to the production, distribution and sale of flat steel, long steel, metallic containers and galvanized steel. In addition to the facilities in Brazil, CSN has operations in the United States, Portugal and Germany aimed at gaining markets and performing excellent services for final consumers. Its steels are used in the home appliances, civil construction and automobile industries.

•       Mining:

The production of iron ore is developed in the city of Congonhas, in the State of Minas Gerais. It further mines tin in the State of Rondônia to supply the needs of UPV, with the excess of these raw materials being sold to subsidiaries and third parties. CSN holds the concession to operate TECAR, a solid bulk terminal, one of the 4 (four) terminals that comprise the Itaguaí Port, in Rio de Janeiro. Importations of coal and coke are carried out through this terminal.

•       Cement:

CSN entered the cement market boosted by the synergy between this new activity and its already existing businesses. Next to the Presidente Vargas Steel Mill in Volta Redonda (RJ), it installed a new business unit: CSN Cimentos, which produces CP-III type cement by using slag produced by the UPV blast furnaces in Volta Redonda. It also explores limestone and dolomite at the Arches drive in the State of Minas Gerais, to supply the needs of UPV and of the cement plant.

•       Logistics

Railroads:

CSN has equity interests in three railroad companies: MRS Logística S. A., which manages the former Southeast Railway System of Rede Ferroviária Federal S.A., Transnordestina Logística S. A. (“TLSA”) and FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), which operate the Northeast Railway System of RFFSA, in the States of Maranhão, Piauí, Ceará, Rio Grande do Norte, Paraíba, Pernambuco and Alagoas, with TLSA being responsible for the streches of Missão Velha - Salgueiro, Salgueiro - Trindade, Trindade - Eliseu Martins, Salgueiro - Porto de Suape and Missão Velha - Porto de Pecém (Railway System II) and FTL being responsible for the streches of São Luiz - Mucuripe, Arrojado - Recife, Itabaiana - Cabedelo, Paula Cavalcante - Macau and Propriá - Jorge Lins (Railway System I).

Ports:

In the State of Rio de Janeiro, by means of its subsidiary Sepetiba Tecon S. A., the Company operates the Container Terminal (Tecon) at the Itaguaí Port.  Located in the Bay of Sepetiba, this port has privileged highway, railroad and maritime access.

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Tecon handles the shipments of CSN steel products, movement of containers, as well as storage, consolidation and deconsolidation of cargo.

•       Energy:

As energy is fundamental in its production process, the Company has assets for generation of electric power to guarantee its self-sufficiency.

For further details on the Group's segments, see Note 24 - Business Segment Reporting.

2.     SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)      Basis of preparation

The consolidated condensed interim financial statements have been prepared and are being presented in accordance with the International Accounting Standards (IAS 34 – Interim Financial Reporting) issued by the International Accounting Standards Board (IASB), which correlate in Brazil is the CPC 21 (R1) (Interim Financial Statements and Consolidated Interim Financial Statements) issued by the CPC (Accounting Pronouncements Committee) and approved by CVM (Brazilian Securities Commission).

The individual condensed interim financial statements have been prepared in accordance with the standards issued by the CPC and the CVM applicable to the preparation of the financial statements.

The significant accounting policies applied in these condensed interim financial statements are consistent with the policies described in Note 2 to the Company's financial statements for the year ended December 31, 2013, filed with the CVM.

These condensed interim financial statements do not include all requirements of annual or full financial statements and, accordingly, should be read together with the Company's financial statements for the year ended December 31, 2013.

Therefore, in these condensed interim financial statements the following notes were not repeated, either due to redundancy or to relevance in relation to those already presented in the annual financial statements:

Note 02 – Summary of significant accounting policies

Note 03 – Changes in accounting policies

Note 04 – Business combination

Note 28 – Employee benefits

The individual and consolidated condensed interim financial statements were approved by the Board of Directors on August 1, 2014.

(b)      Basis of presentation

The consolidated condensed interim financial statements are presented in Brazilian reais (R$), which is the Company’s functional currency and the Group’s presentation currency.

Transactions in foreign currencies are translated into the functional currency using the exchange rates in effect at the dates of the transactions or valuation on which items are remeasured. The asset and liability balances are translated at the exchange rate in effect at the end of the reporting period. As of June 30, 2014, US$1 is equivalent to R$2.2025 (R$2.3426 as of December 31, 2013), €1 is equivalent to R$3.0150 (R$3.2265 as of December 31, 2013), and ¥1 is equivalent to R$0.02175 (R$0.02233 as of December 31, 2013).

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(c)      Basis of consolidation

The consolidated condensed interim financial statements for the period ended June 30, 2014 and the year ended December 31, 2013 include the following direct and indirect subsidiaries and jointly controlled entities, as well as the exclusive funds as described below:

•           Companies

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	Equity interests (%)
Companies	6/30/2014	12/31/2013	Core business

Direct interest in subsidiaries: full consolidation
CSN Islands VII Corp.	100.00	100.00	Financial transactions
CSN Islands VIII Corp.	100.00	100.00	Financial transactions
CSN Islands IX Corp.	100.00	100.00	Financial transactions
CSN Islands X Corp.	100.00	100.00	Financial transactions
CSN Islands XI Corp.	100.00	100.00	Financial transactions
CSN Islands XII Corp.	100.00	100.00	Financial transactions
CSN Minerals S.L.U.	100.00	100.00	Equity interests
CSN Export Europe, S.L.U.	100.00	100.00	Financial transactions and equity interests
CSN Metals S.L.U.	100.00	100.00	Equity interests and financial transactions
CSN Americas S.L.U.	100.00	100.00	Equity interests and financial transactions
CSN Steel S.L.U.	100.00	100.00	Equity interests and financial transactions
TdBB S.A	100.00	100.00	Dormant company
Sepetiba Tecon S.A.	99.99	99.99	Port services
Mineração Nacional S.A.	99.99	99.99	Mining and equity interests
Companhia Florestal do Brasil	99.99	99.99	Reforestation
Estanho de Rondônia S.A.	99.99	99.99	Tin mining
Cia Metalic Nordeste	99.99	99.99	Manufacture of packaging and distribution of steel products
Companhia Metalúrgica Prada	99.99	99.99	Manufacture of packaging and distribution of steel products
CSN Cimentos S.A.	100.00	99.99	Cement manufacturing
CSN Gestão de Recursos Financeiros Ltda.	99.99	99.99	Dormant company
Congonhas Minérios S.A.	99.99	99.99	Mining and equity interests
CSN Energia S.A.	99.99	99.99	Sale of electric power
FTL - Ferrovia Transnordestina Logística S.A.	88.41	88.41	Railroad logistics

Indirect interest in subsidiaries: full consolidation
CSN Aceros S.A.	100.00	100.00	Equity interests
Companhia Siderúrgica Nacional LLC	100.00	100.00	Steel
CSN Europe Lda.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Ibéria Lda.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Portugal, Unipessoal Lda.	100.00	100.00	Financial transactions and product sales
Lusosider Projectos Siderúrgicos S.A.	99.99	99.99	Equity interests
Lusosider Aços Planos, S. A.	99.99	99.98	Steel and equity interests
CSN Acquisitions, Ltd.	100.00	100.00	Financial transactions and equity interests
CSN Resources S.A.	100.00	100.00	Financial transactions and equity interests
CSN Holdings (UK) Ltd	100.00	100.00	Financial transactions and equity interests
CSN Handel GmbH	100.00	100.00	Financial transactions, product sales and equity interests
Companhia Brasileira de Latas	59.17	59.17	Sale of cans and containers in general and equity interests
Rimet Empreendimentos Industriais e Comerciais S. A.	58.96	58.96	Production and sale of steel containers and forestry
Companhia de Embalagens Metálicas MMSA	58.98	58.98	Production and sale of cans and related activities
Empresa de Embalagens Metálicas - LBM Ltda.	58.98	58.98	Sales of containers and holding interests in other entities
Empresa de Embalagens Metálicas - MUD Ltda.	58.98	58.98	Production and sale of household appliances and related products
Companhia de Embalagens Metálicas - MTM do Nordeste	58.98	58.98	Production and sale of cans and related activities
Companhia de Embalagens Metálicas - MTM	58.98	58.98	Production and sale of cans and related activities
CSN Steel Comercializadora, S.L.U.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Steel Holdings 1, S.L.U.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Steel Holdings 2, S.L.U.	100.00	100.00	Financial transactions, product sales and equity interests
Stalhwerk Thüringen GmbH	100.00	100.00	Production and sale of long steel and related activities
CSN Steel Sections UK Limited	100.00	100.00	Financial transactions, product sales and equity interests
CSN Steel Sections Czech Republic s.r.o.	100.00	100.00	Financial transactions, product sales and equity interests
CSN Steel Sections Polska Sp.Z.o.o	100.00	100.00	Financial transactions, product sales and equity interests
CSN Asia Limited (1)	100.00		Commercial representation

Direct interest in jointly controlled entities: proportionate consolidation
Itá Energética S.A.	48.75	48.75	Electric power generation
CGPAR - Construção Pesada S.A.	50.00	50.00	Mining support services and equity interests
Consórcio da Usina Hidrelétrica de Igarapava	17.92	17.92	Electric power consortium

Direct interest in jointly controlled entities: equity method
Nacional Minérios S.A.	60.00	60.00	Mining and equity interests
MRS Logística S.A.	27.27	27.27	Railroad transportation
Aceros Del Orinoco S.A. (2)	31.82	22.73	Dormant company
CBSI - Companhia Brasileira de Serviços de Infraestrutura	50.00	50.00	Provision of services
Transnordestina Logística S.A.	62.68	77.30	Railroad logistics

Indirect interest in jointly controlled entities: equity method
Namisa International Minérios SLU	60.00	60.00	Financial transactions, product sales and equity interests
Namisa Europe, Unipessoal Lda.	60.00	60.00	Equity interests and sales of products and minerals
Namisa Handel GmbH	60.00	60.00	Financial transactions, product sales and equity interests
MRS Logística S.A.	6.00	6.00	Railroad transportation
Aceros Del Orinoco S.A. (2)		9.08	Dormant company

Direct interest in associates: equity method
Arvedi Metalfer do Brasil S.A.	20.00	20.00	Steel and equity interests

(1)  Company established on June 30, 2014.

(2)  Transfer to CSN of the rights to subscribe to the shares of Aceros del Orinoco S. A. held by CSN Aceros, S.A.

•           Exclusive funds

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	Equity interests (%)
Exclusive funds	6/30/2014	12/31/2013	Core business
Direct interest: full consolidation
Diplic - Private credit balanced mutual fund	100.00	100.00	Investment fund
Mugen - Private credit balanced mutual fund	100.00	100.00	Investment fund
Caixa Vértice - Private credit balanced mutual fund	100.00	100.00	Investment fund

3.     CASH AND CASH EQUIVALENTS

	Consolidated		Parent Company
	6/30/2014	12/31/2013	6/30/2014	12/31/2013
Current
Cash and cash equivalents
Cash and banks	176,003	178,920	52,041	36,553

Short-term investments
In Brazil:
Government securities	159,885	48,206	22,583	42,575
Private securities	227,122	240,852	60,925	57,564
	387,007	289,058	83,508	100,139
Abroad:
Time deposits	8,456,962	9,527,694	11,879	69,932
Total short-term investments	8,843,969	9,816,752	95,387	170,071
Cash and cash equivalents	9,019,972	9,995,672	147,428	206,624

The funds available in the Company and subsidiaries set up in Brazil are basically invested in investment funds, classified as exclusive, which were consolidated, with repurchase agreements backed by government and private bonds, with fixed rate yield and immediate liquidity.

Private securities are short-term investments in Bank Deposit Certificates (CDBs) with yields pegged to the Interbank Deposit Certificate (CDI) fluctuation, and government securities are basically repurchase agreements backed by National Treasury Notes and National Treasury Bills. The exclusive funds managed by BTG Pactual Serviços Financeiros S.A. DTVM and Caixa Econômica Federal and their assets collateralize possible losses on investments and transactions carried out. Investments in funds were consolidated.

In addition, a significant part of the funds of the Company and its foreign subsidiaries is invested in Time Deposits with leading banks, bearing fixed rates.

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4.     TRADE RECEIVABLES

	Consolidated		Parent Company
	6/30/2014	12/31/2013	6/30/2014	12/31/2013
Trade receivables
Third parties
Domestic market	925,318	790,225	552,081	545,927
Foreign market	806,517	950,145	49,557	80,434
Estimated losses on doubtful debts	-119,301	-114,172	-92,847	-88,518
	1,612,534	1,626,198	508,791	537,843
Related parties (Note 17 - b)	103,135	107,443	512,767	632,645
	1,715,669	1,733,641	1,021,558	1,170,488

Other receivables
Dividends receivable (*) (Note 17 - b)	61,970	717,595	111,418	774,147
Other receivables	49,128	71,229	32,892	48,069
	111,098	788,824	144,310	822,216
	1,826,767	2,522,465	1,165,868	1,992,704

(*) Reversal of dividends of the jointly controlled entity Nacional Minérios S.A., as mentioned in note 7 c.

The breakdown of gross trade receivables from third parties is as follows:

	Consolidated		Parent Company
	6/30/2014	12/31/2013	6/30/2014	12/31/2013
Falling due	1,234,648	1,339,481	281,092	373,190
Overdue until 180 days	240,115	216,392	86,270	90,165
Overdue above 180 days	257,072	184,497	234,276	163,006
	1,731,835	1,740,370	601,638	626,361

In order to meet the needs of some customers in the domestic market, related to the extension of the payment term for billing of steel, in common agreement with CSN’s internal commercial policy and maintenance of its very short-term receipts (up to 7 days), at the request of the customer, transactions are carried out for assignment of receivables without co-obligation negotiated between the customer and banks with common relationship, where CSN assigns the trade notes/bills that it issues to the banks with common relationship.

Due to the characteristics of the transactions for assignment of receivables without co-obligation, after assignment of the customer’s trade notes/bills and receipt of the funds from the closing of each transaction, CSN settles the trade receivables and becomes entirely free of the credit risk on the transaction. This transaction totals R$424,674 as of June 30, 2014 (R$386,732 as of December 31, 2013), less the trade receivables.

The changes in the Company’s allowance for doubtful debts are as follows:

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	Consolidated		Parent Company
	6/30/2014	12/31/2013	6/30/2014	12/31/2013
Opening balance	-114,172	-111,532	-88,518	-86,391
Allowance for losses on trade receivables	-8,810	-17,988	-7,233	-13,902
Recovery of receivables	3,681	15,348	2,904	11,775
Closing balance	-119,301	-114,172	-92,847	-88,518

5.     INVENTORIES

	Consolidated		Parent Company
	6/30/2014	12/31/2013	6/30/2014	12/31/2013
Finished products	1,032,346	743,831	811,233	529,068
Work in process	769,596	650,311	652,793	550,227
Raw materials	735,883	714,365	446,993	436,283
Storeroom supplies	998,899	1,003,473	879,705	877,944
Iron ore	170,320	139,275	170,320	139,275
Advances to suppliers	40,432	11,915	39,294	9,859
(-) Estimated losses	-111,752	-102,185	-91,604	-83,426
	3,635,724	3,160,985	2,908,734	2,459,230

Changes in the allowance for inventory losses are as follows:

	Consolidated		Parent Company
	6/30/2014	12/31/2013	6/30/2014	12/31/2013
Opening balance	-102,185	-108,160	-83,426	-90,344
Allowance for/reversals of slow-moving inventories and obsolescence	-9,567	5,975	-8,178	6,918
Closing balance	-111,752	-102,185	-91,604	-83,426

As of June 30, 2014, the Company has long-term iron ore inventories amounting to R$144,483, classified in other non-current assets (R$144,483 as of December 31, 2013), as described in note 6.

6.     OTHER CURRENT AND NON-CURRENT ASSETS

The group of other current and non-current assets is comprised as follows:

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	Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	6/30/2014	12/31/2013	6/30/2014	12/31/2013	6/30/2014	12/31/2013	6/30/2014	12/31/2013
Judicial deposits (Note 15)			561,479	693,714			517,637	650,463
Credits with the PGFN (*)			91,723	88,921			91,723	88,921
Recoverable taxes (**)	499,571	480,495	162,156	112,788	331,702	298,279	98,057	94,342
Prepaid expenses	40,719	37,369	35,651	38,117	29,051	27,394	17,110	18,600
Actuarial asset - related party (Note 17 b)			97,051	97,051			96,665	96,665
Derivative financial instruments (Note 11 I)	1,975	9,681		3,879
Securities held for trading (Note 11 I)	18,489	9,906			12,772	7,041
Ore inventory (Note 5)			144,483	144,483			144,483	144,483
Northeast Investment Fund (FINOR)			8,452	8,452			8,452	8,452
Other receivables (Note 11 I)			962	9,970			1,612	10,631
Loans with related parties (Note 17 b)	507,623	147,273	67,326	603,862	108,762	46,722	20,952	237,710
Other receivables from related parties (Note 17 b)	12,177	15,658	14,266	18,129	14,700	16,180	134,907	155,932
Other	28,390	22,538	15,706	15,959			15,384	15,649
	1,108,944	722,920	1,199,255	1,835,325	496,987	395,616	1,146,982	1,521,848

(*) Refers to the excess judicial deposit originated by the 2009 REFIS (Tax Debt Refinancing Program).

(**) Refers mainly to taxes on revenue (PIS/COFINS) and State VAT (ICMS) on the acquisition of fixed assets which will be recovered over a 48-month period, and income tax and social contribution for offset.

7.     INVESTMENTS

The information related to the description of activities of subsidiaries, jointly controlled entities, associates and other investments did not have changes in relation to that disclosed in the Company's financial statements as of December 31, 2013. and, accordingly, the Company decided not to repeat it in the condensed interim financial statements as of June 30, 2014.

a)     Direct equity interests in subsidiaries, jointly controlled entities, joint operations and associates

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							6/30/2014				12/31/2013	6/30/2013
Companies	Number of
	shares held by CSN		%				Profit	%				Profit
	in units)		Direct equity			Shareholders'	(loss)	Direct equity			Shareholders'	(loss)
	Common	Preferred	interest	Assets	Liabilities	equity	for the period	interest	Assets	Liabilities	equity	for the period
Subsidiaries
CSN Islands VII Corp.	20,001,000		100.00	6,706,113	7,436,642	-730,529	-35,308	100.00	7,958,296	8,653,517	-695,221	-45,282
CSN Islands VIII Corp.	2,501,000		100.00	15,376	17.0	15,359	-877	100.00	16,236		16,236	-19,832
CSN Islands IX Corp.	3,000,000		100.00	922,956	921,247	1,709	-260	100.00	981,698	979,730	1,968	123
CSN Islands X Corp.	1,000		100.00	36	50,403	-50,367	2,425	100.00	46	52,838	-52,792	-4,243
CSN Islands XI Corp.	50,000		100.00	1,689,043	1,681,713	7,330	-610	100.00	1,796,485	1,788,545	7,940	765
CSN Islands XII Corp.	1,540		100.00	1,695,360	2,203,832	-508,472	-33,157	100.00	1,868,122	2,343,437	-475,315	-97,111
International Investment Fund												-28
CSN Minerals S.L.U.	131,649,926		100.00	4,218,308	118	4,218,190	-338,739	100.00	4,558,786	1,856	4,556,930	250,045
CSN Export Europe, S.L.U.	35,924,748		100.00	890,906	71	890,835	-51,010	100.00	942,194	350	941,844	73,726
CSN Metals S.L.U.	256,951,582		100.00	1,365,336	1,645	1,363,691	-85,633	100.00	1,450,763	1,438	1,449,325	103,250
CSN Americas S.L.U.	151,877,946		100.00	1,850,348	1,458	1,848,890	-118,647	100.00	1,995,959	13,962	1,981,997	102,641
CSN Steel S.L.U.	454,072,527		100.00	2,551,367	417,811	2,133,556	-71,858	100.00	2,714,157	435,831	2,278,326	48,012
Sepetiba Tecon S.A.	254,015,052		99.99	363,834	92,413	271,421	28,696	99.99	324,698	81,973	242,725	20,972
Mineração Nacional S.A.	999,999		99.99	1,114	25	1,089	38	99.99	1,067	15	1,052	19
Florestal Nacional S.A.												-28,848
Estanho de Rondônia S.A.	34,236,306		99.99	34,299	16,142	18,157	-6,336	99.99	34,189	9,697	24,492	-658
Companhia Metalic Nordeste	92,459,582		99.99	184,098	40,771	143,327	2,211	99.99	182,845	41,730	141,115	-383
Companhia Metalúrgica Prada	675,317		99.99	742,807	452,159	290,648	-45,723	99.99	771,436	465,032	306,404	-10,145
CSN Cimentos S.A.	3,734,582,665		100.00	1,043,238	88,790	954,448	44,200	99.99	1,012,370	84,651	927,719	29,385
Congonhas Minérios S.A.	64,610,862		99.99	1,998,134	2,008,967	-10,833	-2,650	99.99	1,996,614	2,004,797	-8,183	-36
CSN Energia S.A.	43,149		99.99	66,410	14,762	51,648	32,082	99.99	33,416	13,850	19,566	7,490
FTL - Ferrovia Transnordestina Logística S.A.	306,241,571		88.41	547,975	248,853	299,122	-3,458	88.41	542,162	239,582	302,580
Companhia Florestal do Brasil	21,120,514		99.99	27,819	6,781	21,038	-14	99.99	20,858	1,567	19,291
Jointly controlled entities
Nacional Minérios S.A.	285,040,443		60.00	9,373,351	422,953	8,950,398	119,065	60.00	9,404,480	1,058,093	8,346,387	495,639
Itá Energética S.A.	253,606,842		48.75	318,859	15,297	303,562	3,443	48.75	341,188	18,059	323,129	3,790
MRS Logística S.A.	52,414,152	40,301,916	27.27	1,859,379	1,116,119	743,260	45,874	27.27	1,853,628	1,126,803	726,825	43,874
CBSI - Companhia Brasileira de Serviços de Infraestrutura	1,876,146		50.00	20,541	17,366	3,175	-5	50.00	20,590	16,244	4,346	506
CGPAR - Construção Pesada S.A.	50,000		50.00	50,095	44,492	5,603	5,543	50.00	53,527	48,703	4,824	3,447
Transnordestina Logística S.A.	22,714,245	1,397,545	62.68	3,544,060	2,231,302	1,312,758	-12,357	77.30	4,286,381	2,961,282	1,325,099	-25,541
Associates
Arvedi Metalfer do Brasil	27,239,971		20.00	58,698	38,100	20,598	-177	20.00	49,800	34,441	15,359	-189

The number of shares, the balances of assets, liabilities and shareholders' equity, and the amounts of profit or loss for the year refer to the equity interests held by CSN in those companies.

b)     Events in 2013

•       Transnordestina Logística S.A. (“TLSA”)

On September 20, 2013, the Company signed (i) An Addendum to the Concession Agreement of the Northeast Railway System, which encompasses the stretches between the cities of São Luís to Mucuripe, Arrojado to Recife, Itabaiana to Cabedelo, Paula Cavalcante to Macau, and Propriá to Jorge Lins (“Railway System I”) and the stretches between the cities of Missão Velha to Salgueiro, Salgueiro to Trindade, Trindade to Eliseu Martins, Salgueiro to Porto de Suape, and Missão Velha to Porto de Pecém (“Railway System II”), to include therein obligations assumed by TLSA related to the implementation of the Railway System II, as well as the adaptation of the streches that comprise it and (ii) Conduct Adjustment Agreement between ANTT and TLSA, with the purpose of resolving pending items existing between the parties.

On that date the following agreements were also signed (i) a new Shareholders' Agreement of TLSA between CSN, Valec Engenharia, Construções e Ferrovias S.A. (“Valec”), Fundo de Desenvolvimento do Nordeste – FDNE (“FDNE”) and BNDES Participações S.A. – BNDESPAR (“BNDESPAR”), with the intervenience of TLSA, whose effectiveness was conditioned to the disproportionate spin-off of TLSA, to be implemented under the terms of ANTT Resolution 4,042/2013; and (ii) Investment Agreement between CSN, Valec and FDNE, with the intervenience of TLSA, which besides other matters, deals with the new budget and the sources of funds that will have to be contributed to TLSA or financed for implementation of the Railway System II.

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At the Extraordinary Shareholders' Meeting held on December 27, 2013, as part of the reorganization process described above, the shareholders approved the disproportionate spin-off of TLSA, completing the segregation of Railway System I and Railway System II.

The purpose of this restructuring was to rebalance economically and financially the Northeast Railway System concession, leading to the extension of the Railway System II operation concession, which could reach 2057, and the segregation of the assets related to Railway System I, which were merged into subsidiary FTL - Ferrovia Transnordestina Logística S.A. (“FTL”), with the maintenance of the assets related to Railway System II in TLSA.

As a result of the spin-off, CSN became the holder of an 88.41% stake in FTL and a 77.30% stake in TLSA.

In April 2014, the shareholders of Transnordestina approved a capital increase in the amount of R$400,000, through the issuance of 7,278,020 class “A” preferred shares, which were fully subscribed by the shareholder Valec and paid up through the capitalization of credits from Advances for Future Capital Increase held by such shareholder withTransnordestina. As a result of such increase CSN no longer holds a 77.30% interest, it currently holds 62.68% of the total capital of Transnordestina.

With the completion of the spin-off, the new Shareholders’ Agreement became effective and control is now jointly held with the shareholders part of the public block, which became the holders of substantive rights to make certain material company decisions and influence the ordinary course of business, as well as CSN, by influencing budgeting, internal policies, capital expenditures, debt, etc., thus typifying the loss of control by CSN, pursuant to specific IFRS criteria.

Accordingly, as of December 31, 2013, in accordance with IFRS 10, corresponding to CPC 36(R3), CSN reversed all TLSA assets and liabilities and non-controlling interests and started to recognize the remaining stake in this investment at fair value on the date control was lost. After this initial recognition, the investment starts to be measured under the equity method.

The gain generated by the loss of control over the investment recognized in the income statement, in other operating income in 2013, is broken down as follows:

		Consolidated	Parent Company
		12/31/2013	12/31/2013
(+)	Fair value of the remaining investment	1,984,204	1,984,204
(-)	Carrying amount of net assets	1,714,232	1,325,099
(+)	Carrying amount of non-controlling interests	389,133
	Gain on loss of control over Transnordestina	659,105	659,105

(-)	Capitalized interest written off	185,206	185,206

	Gain on loss of control over Transnordestina	473,899	473,899

(-)	Income tax and social contribution	161,126	161,126

	Gain on loss of control, net of income tax and social contribution (*)	312,773	312,773

(*) the goodwill will be amortized monthly, from the completion of the construction work to the final concession date.

c)     Changes in investments in subsidiaries, jointly controlled entities, joint ventures, associates, and other investments

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	Consolidated		Parent Company
	6/30/2014	12/31/2013	6/30/2014	12/31/2013
Opening balance of investments	13,487,023	10,839,787	27,005,592	23,356,506
Opening balance of impairment loss allowance			-1,231,511	-851,298
Transnordestina Investment balance at 12.31.2012		1,452,074
Capital increase/acquisition of shares	2,614	164,941	34,346	654,692
Capital reduction		-153,305
Merger and partial spin-off of subsidiaries				132,725
Dividends (1)	453,611	-85,998	425,837	-139,887
Comprehensive income (2)	-1,088,269	73,213	-1,162,572	456,978
Share of profits of investees (3)	150,993	542,711	-548,044	1,502,450
Gain on loss of control over Transnordestina		659,106		659,106
Other		-5,506		2,809
Closing balance of investments	13,005,972	13,487,023	25,823,849	27,005,592
Closing balance of impairment loss allowance			-1,300,201	-1,231,511

1.   On March 28, 2014, the Annual General Meeting of the jointly controlled entity Nacional Minérios S.A. decided to allocate fully the profit (loss) for 2012 to the Investment Reserve and Contingencies Reserve accounts. In view of this decision of the general meeting, the company reversed the dividends receivable in the amount of R$484,946 that had been recorded according to NAMISA's management proposal and that were not approved by such meeting.

2.   Refers to the mark-to-market of investments classified as available for sale and translation to the reporting currency of the foreign investments, the functional currency of which is not the Brazilian reais.

3.   Below is the reconciliation of the share of profit of jointly controlled entities with the share of profit of investees recognized in the balance sheet after the reclassifications:

	Consolidated
	6/30/2014	12/31/2013
Share of profit of jointly controlled entities	150,993	542,711
Reclassifications
To cost of sales	-73,435	-137,418
To finance costs	-326,391	-624,096
To taxes	135,941	258,914
Other
Elimination of Transnordestina’s profit		120,102
Other		-2,075
Adjusted share of profit of investees	-112,892	158,138

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d)     Investments in joint ventures and joint operations

The balances of the balance sheets and income statements of the companies under shared control are stated below:

	6/30/2014						12/31/2013
	Nacional Minérios (*)	Itá Energética	MRS Logística	CBSI	CGPAR	Transnordestina Logística	Nacional Minérios (*)	Itá Energética	MRS Logística	CBSI	CGPAR	Transnordestina Logística
Equity interest (%)	60.00%	48.75%	27.27%	50.00%	50.00%	62.68%	60.00%	48.75%	27.27%	50.00%	50.00%	77.30%
Balance sheet
Current assets
Cash and cash equivalents	4,553,728	20,867	461,646	7,542	11,307	57,470	4,815,211	45,894	471,079	12,897	28,582	195,830
Other current assets	884,193	14,063	577,525	27,179	37,308	47,280	1,135,192	16,682	630,121	21,407	33,055	39,183
Total current assets	5,437,921	34,930	1,039,171	34,721	48,615	104,750	5,950,403	62,576	1,101,200	34,304	61,637	235,013
Non-current assets
Long-term assets	8,777,715	33,374	416,292	27	21	241,697	8,391,119	34,029	414,624	4	11	229,280
Investments, PP&E and intangible assets	1,383,206	585,766	5,363,091	6,334	51,554	5,308,129	1,356,909	603,268	5,281,642	6,872	45,405	5,080,841
Total non-current assets	10,160,921	619,140	5,779,383	6,361	51,575	5,549,826	9,748,028	637,297	5,696,266	6,876	45,416	5,310,121
Total assets	15,598,842	654,070	6,818,554	41,082	100,190	5,654,576	15,698,431	699,873	6,797,466	41,180	107,053	5,545,134

Current liabilities
Borrowings and financing	343,905		374,419		25,943	313,037	42,247		333,796		20,053	97,681
Other current liabilities	221,493	31,379	805,533	28,603	34,943	56,638	1,318,884	35,174	841,681	22,437	36,733	51,901
Total current liabilities	565,398	31,379	1,179,952	28,603	60,886	369,675	1,361,131	35,174	1,175,477	22,437	56,786	149,582
Non-current liabilities
Borrowings and financing	31,850		2,494,233		15,460	3,187,156	339,961		2,566,412		21,664	3,479,420
Other non-current liabilities	84,264		418,750	6,129	12,638	3,229	86,694	1,870	390,228	10,050	18,956	201,900
Total non-current liabilities	116,114		2,912,983	6,129	28,098	3,190,385	426,655	1,870	2,956,640	10,050	40,620	3,681,320
Shareholders’ equity	14,917,330	622,691	2,725,619	6,350	11,206	2,094,516	13,910,645	662,829	2,665,349	8,693	9,647	1,714,232
Total liabilities and shareholders’ equity	15,598,842	654,070	6,818,554	41,082	100,190	5,654,576	15,698,431	699,873	6,797,466	41,180	107,053	5,545,134

	1/1/2014 to 6/30/2014						1/1/2013 to 6/30/2013
	Nacional Minérios (*)	Itá Energética	MRS Logística	CBSI	CGPAR	Transnordestina Logística	Nacional Minérios (*)	Itá Energética	MRS Logística	CBSI	CGPAR
Equity interest (%)	60.00%	48.75%	27.27%	50.00%	50.00%	62.68%	60.00%	48.75%	27.27%	50.00%	50.00%
Statements of Income
Net revenue	841,439	72,799	1,400,424	70,488	122,458	14	1,112,430	69,801	1,379,073	46,866	65,539
Cost of sales and services	-660,435	-41,869	-977,661	-66,522	-102,638		-657,793	-37,062	-937,524	-42,912	-55,235
Gross profit	181,004	30,930	422,763	3,966	19,820	14	454,637	32,739	441,549	3,954	10,304
Operating (expenses) income	-79,958	-22,225	-104,327	-4,091	-1,706	-12,690	-127,412	-21,593	-117,584	-2,664	-25
Finance income (costs), net	331,036	2,078	-59,735	175	-576	-7,039	846,940	608	-73,444	226	149
Income before income tax and social contribution	432,082	10,783	258,701	50	17,538	-19,715	1,174,165	11,754	250,521	1,516	10,428
Current and deferred income tax and social contribution	-233,640	-3,721	-90,477	-59	-6,452		-348,100	-3,979	-89,629	-504	-3,534
Profit for the period	198,442	7,062	168,224	-9	11,086	-19,715	826,065	7,775	160,892	1,012	6,894

(*) Refer to the consolidated balances and profit or loss of Nacional Minérios S. A.

The balance sheet and income statement amounts refer to 100% of the companies’ results.

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8.     PROPERTY, PLANT AND EQUIPMENT

The information related to property, plant and equipment did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2013.

							Consolidated
	Land	Buildings and infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2013	213,301	1,826,519	7,782,833	34,127	4,771,635	283,011	14,911,426
Cost	213,301	2,196,994	12,968,200	151,479	4,771,635	627,845	20,929,454
Accumulated depreciation		-370,475	-5,185,367	-117,352		-344,834	-6,018,028
Balance at December 31, 2013	213,301	1,826,519	7,782,833	34,127	4,771,635	283,011	14,911,426
Effect of foreign exchange differences	-3,383	-11,157	-46,441	-217	-980	-722	-62,900
Acquisitions	3	298	145,817	1,882	601,706	32,190	781,896
Capitalized interest (Notes 23 and 29)					73,770		73,770
Write-offs		-47	-5,600	-7	-43	-124	-5,821
Depreciation		-34,180	-520,868	-3,272		-20,359	-578,679
Transfers to other asset categories	8,200	91,902	2,525,038	923	-2,816,290	190,227
Transfers to intangible assets					-12,734		-12,734
Other			71,903	1	-34,583	-14,108	23,213
Balance at June 30, 2014	218,121	1,873,335	9,952,682	33,437	2,582,481	470,115	15,130,171
Cost	218,121	2,273,276	15,600,951	153,282	2,582,481	830,595	21,658,706
Accumulated depreciation		-399,941	-5,648,269	-119,845		-360,480	-6,528,535
Balance at June 30, 2014	218,121	1,873,335	9,952,682	33,437	2,582,481	470,115	15,130,171

(*) In consolidated, refer basically to railway assets, such as yards, tracks and railway sleepers.

							Parent Company
	Land	Buildings and infrastructure	Machinery, equipment and facilities	Furniture and fixtures	Construction in progress	Other (*)	Total
Balance at December 31, 2013	107,475	1,225,222	6,355,738	26,409	4,345,142	358,109	12,418,095
Cost	107,475	1,390,013	10,423,838	129,930	4,345,142	467,481	16,863,879
Accumulated depreciation		-164,791	-4,068,100	-103,521		-109,372	-4,445,784
Balance at December 31, 2013	107,475	1,225,222	6,355,738	26,409	4,345,142	358,109	12,418,095
Acquisitions		280	125,320	1,499	499,921	27,425	654,445
Capitalized interest (Notes 23 and 29)					73,770		73,770
Write-offs			-5,042	-6	-41	-1	-5,090
Depreciation		-19,679	-441,041	-2,340		-10,216	-473,276
Transfers to other asset categories	7,779	88,229	2,510,366	906	-2,717,714	110,434
Transfers to intangible assets					-12,734		-12,734
Other			74,165		-31,593	-17,572	25,000
Balance at June 30, 2014	115,254	1,294,052	8,619,506	26,468	2,156,751	468,179	12,680,210
Cost	115,254	1,478,511	13,115,420	132,106	2,156,751	587,646	17,585,688
Accumulated depreciation		-184,459	-4,495,914	-105,638		-119,467	-4,905,478
Balance at June 30, 2014	115,254	1,294,052	8,619,506	26,468	2,156,751	468,179	12,680,210

(*) includes leasehold improvements, vehicles, hardware, mines and ore bodies and replacement storeroom supplies.

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The breakdown of the projects comprising construction in progress is as follows:

						Consolidated
	Project objective	Start date	Completion date		6/30/2014	12/31/2013
Logistics
	Equalization of Berth 301.	2012	2014		185,689	151,932
	Current investments for maintenance of current operations.				193,005	231,832
					378,694	383,764

Mining	Expansion of Casa de Pedra Mine capacity production.	2007	2015/2016	(1)	765,661	1,090,568
	Expansion of TECAR’s export capacity.	2009	2016	(2)	410,475	404,374
	Current investments for maintenance of current operations.				57,165	42,866
					1,233,301	1,537,808

Steel	Construction of a long steel plant to produce rebar and machine wire.	2008	2014	(3)	157,287	1,592,016
	Implementation of the AF#3’s gas pressure recovery.	2006	2014		387	74,337
	Expansion of the service center/Mogi.	2013	2015	(4)	18,857	11,000
	Current investments for maintenance of current operations.				112,320	668,495
					288,851	2,345,848
Cement
	Construction of cement plants.	2011	2016	(5)	676,967	476,076
	Current investments for maintenance of current operations.				4,668	28,139
					681,635	504,215
Total Construction in Progress					2,582,481	4,771,635

(1)  Expected date for completion of the Central Plant Stage 1 and Magnetic Separators;

(2)  Expected date for completion of the 60 Mtpa stage

(3) Started in January 2014.

(4) Expected date for completion of Service Center/Mogi;

(5) Expected date for completion of Minas Gerais unit.

a)      Additions to depreciation, amortization and depletion for the year were distributed as follows:

	Consolidated
	Six-month period ended		Three-month period ended
	6/30/2014	6/30/2013	6/30/2014	6/30/2013
Production cost	569,819	538,406	290,355	257,351
Selling expenses	4,447	4,175	2,230	2,103
General and administrative expenses	7,328	7,963	3,663	3,854
	581,594	550,544	296,248	263,308
Other operating expenses (*)	18,559	28,945	9,499	21,908
	600,153	579,489	305,747	285,216

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				Parent Company
	Six-month period ended		Three-month period ended
	6/30/2014	6/30/2013	6/30/2014	6/30/2013
Production cost	468,423	445,308	237,862	219,118
Selling expenses	3,389	3,251	1,702	1,633
General and administrative expenses	4,866	4,124	2,453	2,102
	476,678	452,683	242,017	222,853
Other operating expenses (*)	714	14,149	714	7,364
	477,392	466,832	242,731	230,217

(*) Refers to the depreciation of unused equipment (see note 22).

9.     INTANGIBLE ASSETS

The information related to intangible assets did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2013 and, accordingly, the Company decided not to repeat it fully in the condensed interim financial statements as of June 30, 2014.

					Consolidated			Parent Company
	Goodwill	Customer relations	Software	Other	Total	Goodwill	Software	Total
Balance at December 31, 2013	407,434	381,480	67,354	109,172	965,440	13,091	63,378	76,469
Cost	666,768	415,899	107,416	109,172	1,299,255	14,135	89,255	103,390
Accumulated amortization	-150,004	-34,419	-40,062		-224,485	-1,044	-25,877	-26,921
Adjustment for accumulated recoverable value	-109,330				-109,330
Balance at December 31, 2013	407,434	381,480	67,354	109,172	965,440	13,091	63,378	76,469
Effect of foreign exchange differences		-24,295	-50	-7,156	-31,501
Acquisitions and expenditures			324		324
Transfer of property, plant and equipment			12,734		12,734		12,734	12,734
Amortization		-16,793	-4,681		-21,474		-4,116	-4,116
Balance at June 30, 2014	407,434	340,392	75,681	102,016	925,523	13,091	71,996	85,087
Cost	666,768	388,637	141,459	102,016	1,298,880	14,135	101,989	116,124
Accumulated amortization	-150,004	-48,245	-65,778		-264,027	-1,044	-29,993	-31,037
Adjustment for accumulated recoverable value	-109,330				-109,330
Balance at June 30, 2014	407,434	340,392	75,681	102,016	925,523	13,091	71,996	85,087

10.   BORROWINGS, FINANCING AND DEBENTURES

The information related to borrowings, financing and debentures did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2013.

The balances of borrowings, financing and debentures, which are carried at amortized cost, are as follows:

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					Consolidated				Parent Company
	Rates p.a. (%)	Current liabilities		Non-current liabilities		Current liabilities		Non-current liabilities
		6/30/2014	12/31/2013	6/30/2014	12/31/2013	6/30/2014	12/31/2013	6/30/2014	12/31/2013
FOREIGN CURRENCY
Prepayment	1% to 3.5%	47,348	105,874	1,738,249	1,166,615	47,108	105,874	1,724,558	1,166,615
Prepayment	3.51% to 7.5%	228,363	207,331	1,200,363	1,276,717	137,985	343,912	4,167,791	4,084,099
Perpetual bonds	7%	2,998	3,189	2,202,500	2,342,600
Fixed rate notes	4.14 to 10%	1,027,946	156,868	4,273,951	5,505,110	18,276	19,439	2,287,980	2,433,517
BNDES/FINAME			12,356				11,334
Intercompany	6M Libor + 2.25 and 3%					51,699	737,297	754,680	110,268
Other	1.2% up to 8%	125,182	49,306	361,800	442,843	44,299
		1,431,837	534,924	9,776,863	10,733,885	299,367	1,217,856	8,935,009	7,794,499

LOCAL CURRENCY		67,205	97,044	963,220	962,684	29,289	57,759	869,343	853,379
BNDES/FINAME	TJLP + 1.5% to 3.2% and 2.5% to 10% fixed rate	863,831	846,387	1,800,000	1,932,500	863,831	846,387	1,800,000	1,932,500
Debentures	105.8% to 111.20% CDI	109,239	101,330	5,345,000	5,345,000	84,782	79,302	3,345,000	3,345,000
Prepayment	106.5% to 110.79% CDI and 8% fixed rate	1,094,983	1,085,436	6,200,000	6,200,000	1,094,983	1,085,436	6,200,000	6,200,000
CCB	112.5% CDI					80,738	591,423	1,835,489	1,338,771
Intercompany	110.79% CDI	7,491	8,527	13,658	15,505	2,204	2,119	1,099	2,118
Other		2,142,749	2,138,724	14,321,878	14,455,689	2,155,827	2,662,426	14,050,931	13,671,768
Total borrowings and financing		3,574,586	2,673,648	24,098,741	25,189,574	2,455,194	3,880,282	22,985,940	21,466,267
Transaction costs and issue premiums		-26,952	-30,841	-78,976	-85,951	-21,387	-25,588	-67,020	-71,607
Total borrowings and financing + transaction costs		3,547,634	2,642,807	24,019,765	25,103,623	2,433,807	3,854,694	22,918,920	21,394,660

The balances of prepaid related parties borrowings total R$3,100,705 as of June 30, 2014 (R$2,943,964 as of December 31, 2013) and the balances of Fixed Rate Notes and related parties Bonds total R$2,306,256 (R$2,452,956 as of December 31, 2013), see note 17.

•       Maturities of borrowings, financing and debentures presented in non-current liabilities

As of June 30, 2014, the inflation-adjusted principal of long-term borrowings, financing and debentures by maturity year is as follows:

		Consolidated		Parent Company
2015	1,574,507	7%	2,610,320	11%
2016	2,487,748	10%	3,718,908	16%
2017	3,792,516	16%	3,595,152	16%
2018	4,177,594	17%	3,824,913	17%
2019	4,817,064	20%	3,510,420	15%
After 2019	5,046,812	21%	5,726,227	25%
Perpetual bonds	2,202,500	9%
	24,098,741	100%	22,985,940	100%

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•       Amortizations and new borrowings, financing and debentures

The table below shows the amortizations and new funding in the current period:

		Consolidated		Parent Company
	6/30/2014	12/31/2013	6/30/2014	12/31/2013
Opening balance	27,746,430	29,304,704	25,249,354	24,139,992
Funding	1,384,720	1,697,363	1,517,063	1,363,253
Amortization	-2,238,473	-4,300,240	-2,117,662	-3,991,884
Loss of control over Trasnordestina		-3,180,821
Other (*)	674,722	4,225,424	703,972	3,737,993
Closing balance	27,567,399	27,746,430	25,352,727	25,249,354

(*) Includes unrealized foreign exchange and monetary variations.

Borrowing and financing contracts with certain financial institutions contain some covenants that are usual in financial agreements in general and the Company is compliant with them as of June 30, 2014.

•       Debentures

7th issue

In March 2014 the Company issued 40,000 nonconvertible, unsecured debentures, in single series, with a unit face value of R$10 totaling R$400,000 that pay interest equivalent to 111.20% of the CDI Cetip rate per year, maturing in March 2021, with early redemption option.

•       Guarantees provided

Guarantees provided for the borrowings comprise property, plant and equipment items and sureties and do not include guarantees provided for subsidiaries and jointly controlled entities. As of June 30, 2014, the amount is R$3,304 (R$4,234 as of December 31, 2013).

11.   FINANCIAL INSTRUMENTS

The information related to financial instruments did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2013 and, accordingly, the Company decided not to repeat it fully in the condensed interim financial statements as of June 30, 2014.

I - Identification and measurement of financial instruments

The Company enters into transactions involving various financial instruments, mainly cash and cash equivalents, including short-term investments, marketable securities, trade receivables, trade payables, and borrowings and financing. Additionally, it also carries out transactions involving derivative financial instruments, especially exchange and interest rate swaps.

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•           Classification of financial instruments

Consolidated						6/30/2014					12/31/2013
	Notes	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances	Available for sale	Fair value through profit or loss	Loans and receivables - effective interest rate	Other liabilities - amortized cost method	Balances

Assets
Current assets
Cash and cash equivalents	3			9,019,972		9,019,972			9,995,672		9,995,672
Trade receivables, net	4			1,715,669		1,715,669			1,733,641		1,733,641
Derivative financial instruments	6		1,975			1,975		9,681			9,681
Trading securities	6		18,489			18,489		9,906			9,906
Total			20,464	10,735,641		10,756,105		19,587	11,729,313		11,748,900

Non-current assets
Other trade receivables	6			962		962			9,970		9,970
Investments		1,315,172				1,315,172	2,405,174				2,405,174
Derivative financial instruments	6							3,879			3,879
Short-term investments				28,913		28,913			30,756		30,756
Total		1,315,172		29,875		1,345,047	2,405,174	3,879	40,726		2,449,779

Total assets		1,315,172	20,464	10,765,516		12,101,152	2,405,174	23,466	11,770,039		14,198,679

Liabilities
Current liabilities
Borrowings and financing	10				3,574,586	3,574,586				2,673,648	2,673,648
Derivative financial instruments	12		93,236			93,236		6,822			6,822
Trade payables					1,531,076	1,531,076				1,102,037	1,102,037
Total			93,236		5,105,662	5,198,898		6,822		3,775,685	3,782,507

Non-current liabilities
Borrowings and financing	10				24,098,741	24,098,741				25,189,574	25,189,574
Derivative financial instruments	12		14,192			14,192		17,375			17,375
Total			14,192		24,098,741	24,112,933		17,375		25,189,574	25,206,949

Total liabilities			107,428		29,204,403	29,311,831		24,197		28,965,259	28,989,456

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•           Fair value measurement

The following table shows the financial instruments recognized at fair value through profit or loss using a valuation method:

Consolidated				6/30/2014				12/31/2013
	Level 1	Level 2	Level 3	Balances	Level 1	Level 2	Level 3	Balances
Assets
Current assets
Financial assets at fair value through profit or loss
Derivative financial instruments		1,975		1,975		9,681		9,681
Trading securities	18,489			18,489	9,906			9,906
Non-current assets
Available-for-sale financial assets
Investments	1,315,172			1,315,172	2,405,174			2,405,174
Financial assets at fair value through profit or loss
Derivative financial instruments						3,879		3,879
Total assets	1,333,661	1,975		1,335,636	2,415,080	13,560		2,428,640

Liabilities
Current liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments		93,236		93,236		6,822		6,822
Non-current liabilities
Financial liabilities at fair value through profit or loss
Derivative financial instruments		14,192		14,192		17,375		17,375
Total liabilities		107,428		107,428		24,197		24,197

II – Investments in financial instruments classified as available for sale and measured at fair value through OCI

These consist mainly of investments in shares acquired in Brazil involving top ranked companies, which are recognized in non-current assets, and any gains or losses are recognized in shareholders' equity, where they will remain until actual realization of the securities or when any loss is considered unrecoverable.

Potential impairment of financial assets classified as available for sale

The Company has investments in common (USIM3) and preferred (USIM5) shares (“Usiminas Shares”), designated as available-for-sale financial assets  as they do not meet the criteria to be classified within any of the other categories of financial instruments (loans and receivables, held-to-maturity investments or financial assets at fair value through profit or loss). The asset is classified as a non-current asset under line item “investments” and is carried at fair value based on the quoted price on the stock exchange (BM&FBOVESPA).

Considering the volatility of the quotations of Usiminas shares, the Company evaluated whether, at the end of the reporting period, there was objective evidence of impairment of these financial assets, i.e., the Company’s management evaluated if the decline in the market value of Usiminas shares should be considered either significant or prolonged. In turn, this valuation requires judgment based on CSN’s policy, prepared according to practices used in the domestic and international markets, and consists of an instrument by instrument analysis based on quantitative and qualitative information available in the market, from the time an instrument shows a drop of 20% or more in its market value or from the time there is a significant drop in its market value as compared to its acquisition price during more than twelve months.

However, as of June 30, 2013, there was an additional decline in the quotation of the common shares (USIM3) as compared with the quotation as of June 30, 2012 which, according to the Company's accounting policy, generated a loss of R$5,002, recorded directly in other operating expenses.

As of June 30, 2014, after a new decline in the common shares prices (USIM3) in comparison with the prices as of June 30, 2013, according to its accounting policy, the Company reclassified the accumulated losses recognized in other comprehensive income, in the amount of R$34,396, net of income tax and social contribution, to profit (loss) for the period, recognizing R$52,115 in other operating expenses and R$17,719 in deferred taxes.

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Beginning this date, pursuant to a Company's policy, gains and losses arising from the variation of the quotation of shares were recognized in other comprehensive income.

On April 9, 2014, the Administrative Council for Economic Defense (CADE - Conselho Administrativo de Defesa Econômica) issued its decision on the matter and a commitment agreement (Performance Commitment Agreement), or TCD, was signed between CADE and CSN. Under the terms of the decision of CADE and TCD, CSN must reduce its interest in Usiminas within a specified term. The term and percentage of reduction are confidential. Moreover, the political rights at Usiminas will continue suspended until the Company reaches the limits established in the TCD.

The Company’s interest in Usiminas has not changed as compared with the percentage disclosed in the financial statements as of December 31, 2013.

The Company will continue to evaluate strategic alternatives with respect to its investment in Usiminas.

III – Fair values of assets and liabilities as compared to their carrying amounts

The estimated fair values of consolidated long-term borrowings and financing were calculated at prevailing market rates, taking into consideration the nature, terms and risks similar to those of the recorded contracts, as compared below:

		6/30/2014		12/31/2013
	Carrying amount	Fair value Fair value	Carrying amount	Fair value
Perpetual bonds	2,205,498	2,078,390	2,345,789	1,938,780
Fixed Rate Notes	5,301,897	5,512,104	5,661,978	6,032,207

IV     Financial risk management policy

As of June 30, 2014, there were no changes in the financial risk management policies in relation to those disclosed in the Company's financial statements for the year ended December 31, 2013.

•           Foreign exchange exposure

The consolidated net exposure as of June 30, 2014 is as follows:

		6/30/2014
Foreign Exchange Exposure	(Amounts in US$ thousands)	(Amounts in € thousands)
Cash and cash equivalents overseas	3,861,541	2,019
Trade receivables - foreign market	274,044	11,703
Related parties borrowings	154,071	81,126
Other assets	186	75,629
Total assets	4,289,842	170,477
Borrowings and financing	-4,879,459	-121,079
Trade payables	-192,035	-7,564
Other liabilities	-15,126	-22,019
Related parties borrowings	-34,071
Total liabilities	-5,120,691	-150,662
Gross exposure	-830,849	19,815
Notional amount of derivatives contracted (*)	913,000	-90,000
Net exposure	82,151	-70,185

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•             Exchange swap transactions

				6/30/2014				12/31/2013			6/30/2014
				Appreciation (R$)		Fair value (market)		Appreciation (R$)		Fair value (market)	Impact on finance income (cost) in 2014
Counterparties	Transaction maturity	Functional currency	Notional amount	Asset position	Liability position	Amounts receivable/ (payable)	Notional amount	Asset position	Liability position	Amounts receivable/ (payable)
Santander	01/02/15	US dollar	10,000	25,229	-23,758	1,471	10,000	26,512	-22,633	3,879	-2,408
Deutsche	11/10/14	US dollar	20,000	44,623	-49,491	-4,868					-4,868
Goldman Sachs		US dollar					10,000	23,697	-22,799	898	-1,434
HSBC		US dollar					90,000	213,306	-205,171	8,135	-13,377
Total dollar-to-CDI swap			30,000	69,852	-73,249	-3,397	110,000	263,515	-250,603	12,912	-22,087

Itaú BBA	10/01/2014 to 01/30/2015	US dollar	348,000	768,091	-795,595	-27,504	85,000	199,753	-199,844	-91	-59,852
HSBC	10/01/2014 to 01/30/2015	US dollar	385,000	849,370	-894,420	-45,050	208,000	488,843	-489,349	-506	-80,043
Deutsche	10/01/2014 to 01/30/2015	US dollar	150,000	330,942	-345,863	-14,921					-18,901
Total dollar-to-real swap (NDF)			883,000	1,948,403	-2,035,878	-87,475	293,000	688,596	-689,193	-597	-158,796

Itaú BBA	08/22/2014	Euro	90,000	270,555	-271,448	-893	30,000	94,858	-96,632	-1,774	-355
HSBC		Euro					30,000	94,900	-96,632	-1,732	689
Goldman Sachs		Euro					30,000	94,880	-96,632	-1,752	341
Total dollar-to-euro swap (NDF)			90,000	270,555	-271,448	-893	90,000	284,638	-289,896	-5,258	675

BES	08/26/14 to 11/28/14	US dollar	44,790	98,874	-98,370	504	11,801	27,878	-27,861	17	463
Total dollar-to-euro swap			44,790	98,874	-98,370	504	11,801	27,878	-27,861	17	463

CSFB							21,500	36,526	-36,862	-336	-943
Total LIBOR-to-CDI interest rate swap							21,500	36,526	-36,862	-336	-943

Itaú BBA	03/01/16	Real	150,000	162,260	-167,927	-5,667	150,000	152,610	-159,712	-7,102	1,435
HSBC	02/05/16 to 03/01/16	Real	185,000	199,117	-207,244	-8,127	185,000	187,395	-197,157	-9,762	1,635
Deutsche Bank	03/01/16	Real	10,000	10,754	-11,152	-398	10,000	10,114	-10,625	-511	113
Total fixed rate-to-CDI interest rate swap			345,000	372,131	-386,323	-14,192	345,000	350,119	-367,494	-17,375	3,183

				2,759,815	-2,865,268	-105,453		1,651,272	-1,661,909	-10,637	-177,505

•         Classification of the derivatives in the balance sheet and statement of income

							6/30/2014
Instruments	Assets			Liabilities			Finance income (costs), net (Note 23)
	Current	Non-current	Total	Current	Non-current	Total
Dollar-to-CDI swap	1,471		1,471	4,868		4,868	-22,087
Dollar-to-real swap (NDF)				87,475		87,475	-158,796
Dollar-to-euro swap (NDF)				893		893	675
Dollar-to-real swap	504		504				463
Libor-to-CDI swap							-943
Fixed rate-to-CDI swap					14,192	14,192	3,183
	1,975		1,975	93,236	14,192	107,428	-177,505

						12/31/2013	6/30/2013
Instruments	Assets			Liabilities			Finance income (costs), net (Note 23)
	Current	Non-current	Total	Current	Non-current	Total
Dollar-to-CDI swap	9,033	3,879	12,912				1,038
Dollar-to-real swap (NDF)	631		631	1,228		1,228
Dollar-to-euro swap (NDF)				5,258		5,258	2,025
Yen-to-dollar swap (*)							-60
Dollar-to-euro swap	17		17				4,276
Libor-to-CDI swap				336		336	-2,294
Fixed rate-to-CDI swap					17,375	17,375	-13,917
	9,681	3,879	13,560	6,822	17,375	24,197	-8,932

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(*) The positions of the swap transactions were settled in May 2014, together with their prepayment.

(*) The positions of the swap transactions were settled in December 2013, together with their guarantee deposit.

•         Sensitivity analysis of exchange rate swaps

The Company considered scenarios 1 and 2 as 25% and 50% of appreciation for volatility of the currency, using as reference the closing exchange rate as of June 30, 2014 for dollar-to-real exchange swap R$2.2025, and for dollar-to-euro exchange swap US$1.3689.

					6/30/2014
Instruments	Notional amount	Risk	Probable scenario (*)	Scenario 1	Scenario 2
Dollar-to-CDI exchange swap	30,000	Dólar	-3,397	-16,519	-33,038

Dollar-to-real exchange swap (NDF)	883,000	Dólar	-87,475	-486,202	-972,404

Dollar-to-euro exchange swap (NDF)	-90,000	Euro	-893	67,837	135,676

Dollar-to-euro exchange swap (NDF)	44,790	Dólar	504	-46,214	-92,431

(*) The sensitivity analysis is based on the assumption of maintaining, as a probable scenario, the market values as of June 30, 2014 recognized in the company's assets and liabilities.

•         Sensitivity analysis of interest rate swaps

The Company considered scenarios 1, 2, 3 and 4 as 25% and 50% of appreciation and devaluation for volatility of the interest as of June 30, 2014.

	6/30/2014
Instruments	Notional amount	Risk	Scenario 1	Scenario 2	Scenario 3	Scenario 4

Fixed rate-to-CDI interest rate swap	345,000	CDI	-15,870	-25,185	2,760	12,075

•         Sensitivity analysis of changes in interest rates

The Company considers the effects of a 5% increase or decrease in interest rates on its outstanding borrowings, financing and debentures as of June 30, 2014 in the condensed interim financial statements.

		Impact on profit or loss
Changes in interest rates	% p.a	6/30/2014	12/31/2013
TJLP	5.00	2,450	2,521
Libor	0.33	6,318	5,725
CDI	10.80	78,008	71,507

•         Share market price risks

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The Company is exposed to the risk of changes in equity prices due to the investments made and classified as available-for-sale. Equity investments refer to blue chips traded on BM&F BOVESPA.

The following table shows the impact of the net changes in the market value of financial instruments classified as available-for-sale on shareholders' equity, in other comprehensive income (note 30).

			Consolidated
	Other comprehensive income
	6/30/2014	12/31/2013	Net change
Net change in available-for-sale financial assets	94,520	779,526	-685,006

The Company considers as probable scenario the amounts recognized at market prices as of June 30, 2014, net of tax. Sensitivity analysis is based on the assumption of maintaining as probable scenario the market values as of June 30, 2014. Therefore, there is no impact on the financial instruments classified as available for sale already presented above. The Company considered scenarios 1 and 2 as 25% and 50% of appreciation for volatility of the shares.

		Impact on equity
Companies	Probable	Scenario 1	Scenario 2
Usiminas	87,978	191,112	382,224
Panatlântica	6,542	2,261	4,521
	94,520	193,373	386,745

•         Liquidity risk

At June 30, 2014	Less than one year	From one to two years	From two to five years	Over five years	Total
Borrowings, financing and debentures	3,574,586	4,062,255	12,787,174	7,249,312	27,673,327
Derivative financial instruments	93,236	14,192			107,428
Trade payables	1,531,076				1,531,076

At December 31, 2013
Borrowings, financing and debentures	2,673,648	6,391,523	11,439,993	7,358,058	27,863,222
Derivative financial instruments	6,822	17,375			24,197
Trade payables	1,102,037				1,102,037

12.   OTHER PAYABLES

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The group of other payables classified in current and non-current liabilities is comprised as follows:

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	6/30/2014	12/31/2013	6/30/2014	12/31/2013	6/30/2014	12/31/2013	6/30/2014	12/31/2013
Payables to related parties (Note 17 b)	442,427	422,150	8,782,719	8,522,685	488,222	735,880	9,339,389	8,873,825
Derivative financial instruments (Note 11 I)	93,236	6,822	14,192	17,375		336
Dividends and interest on capital payable non-controlling shareholders	2,102	2,036			2,102	2,036
Advances from customers	31,331	28,213			24,192	17,501
Taxes in installments (Note 14)	247,402	247,387	1,422,340	1,454,838	219,296	218,667	1,270,712	1,294,666
Profit sharing - employees	66,305	121,631			54,929	113,039
Other payables	157,554	144,612	61,382	66,673	67,299	51,497	916	5,241
	1,040,357	972,851	10,280,633	10,061,571	856,040	1,138,956	10,611,017	10,173,732

13.   INCOME TAX AND SOCIAL CONTRIBUTION

The information related to income tax and social contribution did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2013 and, accordingly, the Company decided not to repeat it fully in the condensed interim financial statements as of June 30, 2014.

(a)   Income tax and social contribution recognized in profit or loss:

The income tax and social contribution recognized in profit or loss for the period are as follows:

				Consolidated
	Six-month period ended		Three-month period ended
	6/30/2014	6/30/2013	6/30/2014	6/30/2013
Income tax and social contribution (expenses) income
Current	-220,365	-163,846	-96,354	-86,011
Deferred	177,889	467,700	81,033	247,887
	-42,476	303,854	-15,321	161,876

				Parent Company
	Six-month period ended		Three-month period ended
	6/30/2014	6/30/2013	6/30/2014	6/30/2013
Income tax and social contribution income
Current			11,717
Deferred	162,024	459,876	62,594	242,372
	162,024	459,876	74,311	242,372

The reconciliation of Company and consolidated income tax and social contribution expenses and income and the result from applying the effective rate on profit before income tax (IRPJ) and social contribution (CSLL) are as follows:

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				Consolidated
	Six-month period ended		Three-month period ended
	6/30/2014	6/30/2013	6/30/2014	6/30/2013
Profit before income tax and social contribution	113,605	214,348	34,354	340,010
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	-38,626	-72,878	-11,680	-115,603
Adjustment to reflect effective rate:
Interest on capital benefit		190,400
Share of profits of investees	-38,383	101,755	-22,912	96,079
Income subject to special tax rates or untaxed	70,328	125,316	42,034	214,206
Transfer pricing adjustment	-11,509		-6,583
Tax loss carryforwards without recognizing deferred taxes	-21,281	-7,367	-8,929	4,281
Other permanent deductions (add-backs)	-3,005	-33,372	-7,251	-37,087
Income tax and social contribution in profit for the period	-42,476	303,854	-15,321	161,876
Effective tax rate	37%	-142%	45%	-48%

				Parent Company
	Six-month period ended		Three-month period ended
	6/30/2014	6/30/2013	6/30/2014	6/30/2013
Loss (profit) before income tax and social contribution	-84,975	61,919	-52,596	252,097
Tax rate	34%	34%	34%	34%
Income tax and social contribution at combined statutory rate	28,892	-21,052	17,883	-85,713
Adjustment to reflect effective rate:
Interest on capital benefit		190,400
Share of profits of investees	156,009	320,428	79,276	358,669
Transfer pricing adjustment	-11,509		-6,583
Other permanent deductions (add-backs)	-11,368	-29,900	-16,265	-30,584
Income tax and social contribution in profit for the period	162,024	459,876	74,311	242,372
Effective tax rate	191%	-743%	141%	-96%

(b)   Deferred income tax and social contribution:

The deferred income tax and social contribution are calculated on income tax and social contribution loss carryforwards and related temporary differences between the tax bases of assets and liabilities and the accounting balances of the condensed interim financial statements. They are presented at net amounts when related to a sole jurisdiction.

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				Consolidated
	Opening balance	Movement		Closing balance
	12/31/2013	Comprehensive income	Profit or loss	6/30/2014
Deferred tax assets
Income tax loss carryforwards	1,132,296	-13,142	3,988	1,123,142
Social contribution loss carryforwards	389,306		1,111	390,417
Temporary differences	1,248,925	361,334	159,161	1,769,420
- Provision for tax, social security, labor, civil and environmental risks	207,507		37,973	245,480
- Provision for environmental liabilities	117,795		-44,562	73,233
- Asset impairment losses	53,450		5,814	59,264
- Inventory impairment losses	28,556		2,942	31,498
- (Gains) losses on financial instruments	-4,722	325	2,184	-2,213
- (Gains) losses on available-for-sale financial assets	287,876	352,882	17,719	658,477
- Actuarial liability (pension and healthcare plan)	131,938			131,938
- Accrued supplies and services	91,807		10,507	102,314
- Estimated losses on doubtful debts	27,749		1,654	29,403
- Goodwill on merger	-123,172	8,127	-51	-115,096
- Unrealized exchange differences (*)	546,041		116,607	662,648
- (Gain) on loss of control over Transnordestina	-224,096			-224,096
- Other	108,196		8,374	116,570
Non-current assets	2,770,527	348,192	164,260	3,282,979

Deferred tax liabilities
- Business combination	252,109	-15,289	-14,515	222,305
- Other	16,724	-1,085	886	16,525
Non-current liabilities	268,833	-16,374	-13,629	238,830

				Parent Company
	Opening balance	Movement		Closing balance
	12/31/2013	Comprehensive income	Profit (loss)	6/30/2014
Deferred tax assets
Income tax loss carryforwards	919,910		16,194	936,104
Social contribution loss carryforwards	389,306		1,111	390,417
Temporary differences	1,303,782	343,882	144,719	1,792,383
- Provision for tax, social security, labor, civil and environmental risks	199,445		35,540	234,985
- Provision for environmental liabilities	117,795		-44,562	73,233
- Asset impairment losses	47,087		5,814	52,901
- Inventory impairment losses	28,365		2,780	31,145
- (Gains) losses on financial instruments	-3,875		3,112	-763
- (Gains) losses on available-for-sale financial assets	264,172	343,882	16,336	624,390
- Actuarial liability (pension and healthcare plan)	132,063			132,063
- Accrued supplies and services	89,767		10,508	100,275
- Estimated losses on doubtful debts	26,179		1,440	27,619
- Unrealized exchange differences (*)	546,041		116,607	662,648
- (Gain) on loss of control over Transnordestina	-224,096			-224,096
- Other	80,839		-2,856	77,983
Non-current assets	2,612,998	343,882	162,024	3,118,904

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(*) The Company taxes foreign exchange differences on a cash basis to calculate income tax and social contribution.

Some Group companies recognized tax credits on income tax and social contribution loss carryforwards not subject to statute of limitations and based on the history of profitability and expected future taxable profits determined in technical studies approved by Management.

Since they are subject to significant factors that may change the projections for realization, the carrying amounts of deferred tax assets and projections are reviewed annually. These studies indicate the realization of these tax assets within the term stipulated by CVM Instruction 371/02 and the limit of 30% of the taxable profit.

Certain group companies have income tax and social contribution loss carryforwards in the amounts of R$2,734,361 and R$375,007, respectively, for which no deferred taxes were set up,  of which R$137,792 expire in 2015, R$41,049 in 2018, R$233,172 in 2015, and R$77,994 in 2030.

The Company’s corporate structure includes foreign subsidiaries whose profits are subject to income tax levied by the related countries, recognized at tax rates lower than in Brazil.

For the years from 2011 to 2014 these subsidiaries generated profits amounting to R$3,570,425, which tax authorities may understand that have already been distributed, hence, it would be subject to additional taxation in Brazil, in the approximate amount of R$1,213,944. The Company, based on its legal counsel's opinion, assessed the likelihood of loss in a potential challenge by tax authorities as possible and, therefore, no provision was recognized in the condensed interim financial statements.

•         Law 12,973/14

Provisional Act 627, converted into Law 12,973 in May 2014, which abrogates the Transition Tax Regime (RTT) and introduces other measures, such as: (i) amendments to Decree-Law 1,598/77, which addresses the corporate income tax and social contribution on net income Law; (ii) definition that any change in or the adoption of accounting methods and criteria through administrative acts issued based on a competence attributed by the commercial law shall not have any impact on the calculation of federal taxes; (iii) inclusion of a specific treatment on the taxation of profits or dividends; (iv) inclusion of provisions on the calculation of interest on capital; and (v) new considerations about investments accounted for under the equity method of accounting. The provisions established in the law are effective starting 2015, however, companies may opt for their early adoption, on an irreversible basis, in 2014.

The Company prepared studies on the possible effects that could arise from the application of the provisions of Law 12,973 and concluded that they do not result in material adjustments to its financial statements as of June 30, 2014 and December 31, 2013.

Management is still awaiting the regulation of such law, as well as the accessory obligation to be provided by the Federal Revenue of Brazil and the term to apply for the adoption or not of the law still in 2014.

(c)   Income tax and social contribution recognized in shareholders' equity:

The income tax and social contribution recognized directly in shareholders' equity are as follows:

		Consolidated		Parent Company
	6/30/2014	12/31/2013	6/30/2014	12/31/2013
Income tax and social contribution
Actuarial gains on defined benefit pension plan	33,012	33,012	32,876	32,876
Changes in the fair value on available-for-sale financial assets	-48,692	-401,574	-48,692	-392,574
Exchange differences on translating foreign operations	-425,510	-425,510	-425,510	-425,510
	-441,190	-794,072	-441,326	-785,208

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14.   TAXES IN INSTALLMENTS

The information related to taxes in installments did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2013 and, accordingly, the Company decided not to repeat it fully in the condensed interim financial statements as of June 30, 2014.

The position of the Refis debts and other tax installment plans, recorded in taxes in installments in current and non-current liabilities, as mentioned in note 12, is as follows:

				Consolidated				Parent Company
	Current		Non-current		Current		Non-current
	6/30/2014	12/31/2013	6/30/2014	12/31/2013	6/30/2014	12/31/2013	6/30/2014	12/31/2013
Federal REFIS Law 11,941/09 (a)	145,073	140,446	978,808	1,001,630	125,445	121,399	828,210	845,838
Federal REFIS Law 12,865/13 (a)	28,899	27,124	388,304	384,872	29,123	27,167	388,304	384,872
Other taxes in installments (b)	73,430	79,817	55,228	68,336	64,728	70,101	54,198	63,956
	247,402	247,387	1,422,340	1,454,838	219,296	218,667	1,270,712	1,294,666

a)      Tax Recovery Program (Federal Refis) – Law 11,941/09 and Law 12,865/13

•         New deadline – Law 11,941/09

On November 26, 2009, the Group companies joined the Tax Recovery Programs established by Law 11,941/09 and Provisional Act 470/2009, aimed at settling tax liabilities through a special payment system and installment plan for the settlement of tax and social security obligations.

With the new deadline to join the Law 11,941/09 tax installment program established by the RFB/PGFN, pursuant to Law 12,865/13, the Company analyzed with its legal counsel the lawsuits that could have changed or be subject to new jurisprudence, the Company concluded that some tax debts could be included in the new tax installment plan on December 27, 2013. After the analysis, the Company concluded that there were debts that could be included in the program and applied for installment payment on December 27, 2013.

•         Overseas profits – Law 12,865/13

Under Article 40 of Law 12,865/13, the federal government allowed the payment in installments of income tax and social contribution arising from the application of Article  74 of Provisional Act 2158-35/2001, the so-called overseas profits, which requires that profits earned by foreign subsidiaries or associates be taxed at year end.

The Company elected to join the amounts corresponding to the assessed period (2004-2009), on November 29, 2013.

Both programs provide for reductions in fines and interest, however, only income tax and social contribution debt arising from the application of Law 12,865/13 could be settled with tax credits claimed on tax loss carryforwards of subsidiaries and the parent company. The tax credit utilized by the subsidiaries total R$565,273, of which R$550,270 did not have a recognized tax credit.

The remaining balance was divided into 179 monthly installments adjusted by the SELIC and the amount determined pursuant to Laws 11,941/09 and 12,865/13 is subject to approval by the tax authorities.

b)      Other tax installments (regular and other)

The Group companies also joined the Regular social security tax (INSS) installment plan and other plans.

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15.   PROVISION FOR TAX, SOCIAL SECURITY, LABOR, CIVIL AND ENVIRONMENTAL RISKS AND JUDICIAL DEPOSITS

As of June 30, 2014, the information related to judicial deposits and proceedings did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2013.

Details of the accrued amounts and related judicial deposits are as follows:

				Consolidated				Parent Company
		6/30/2014		12/31/2013		6/30/2014		12/31/2013
	Accrued liabilities	Judicial deposits	Accrued liabilities	Judicial deposits	Accrued liabilities	Judicial deposits	Accrued liabilities	Judicial deposits
Tax	310,070	336,831	428,141	469,692	270,752	327,113	387,315	457,973
Social security and labor	407,358	190,116	298,637	185,104	355,621	163,307	254,116	161,772
Civil	78,722	24,911	82,143	29,022	62,555	21,148	65,667	24,614
Environmental	2,203	961	4,262	961	2,203	892	4,262	892
Escrow deposits		8,660		8,935		5,177		5,212
	798,353	561,479	813,183	693,714	691,131	517,637	711,360	650,463

The changes in the provisions for tax, social security, labor, civil and environmental risks in the period ended June 30, 2014 were as follows:

					Consolidated
					Current + Non-current
Nature	12/31/2013	Additions	Net adjustment	Net utilization of reversal	6/30/2014
Tax	428,141	27,420	27,017	-172,508	310,070
Social security	47,261	12,197	2,284	-3,240	58,502
Labor	251,376	127,019	26,976	-56,515	348,856
Civil	82,143	4,874	16,648	-24,943	78,722
Environmental	4,262	443	292	-2,794	2,203
	813,183	171,953	73,217	-260,000	798,353

					Parent Company
					Current + Non-current
Nature	12/31/2013	Additions	Net adjustment	Net utilization of reversal	6/30/2014
Tax	387,315	27,420	26,667	-170,650	270,752
Social security	46,537	12,197	2,248	-3,240	57,742
Labor	207,579	118,301	22,140	-50,141	297,879
Civil	65,667	3,880	15,903	-22,895	62,555
Environmental	4,262	443	292	-2,794	2,203
	711,360	162,241	67,250	-249,720	691,131

The provision for tax, social security, labor, civil and environmental liabilities was estimated by management and is mainly based on the legal counsel’s assessment. Only proceedings for which the risk is classified as probable loss are accrued. Moreover, this provision includes tax liabilities resulting from contingencies filed by the Company, subject to SELIC (Central Bank’s policy rate).

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▪  Other administrative and judicial proceedings

The Group is a defendant in other administrative and judicial proceedings (tax, social security, labor, civil, and environmental), in the approximate amount of R$13,667,160, of which

(a)  R$6,784,953 refers to the tax assessment notice issued against the Company for an alleged sale of 40% of the shares of its subsidiary NAMISA to a Japanese-Korean consortium, thus failing to determine and pay taxes on the capital gain resulting from this transaction, and in May 2013, the São Paulo (SP) Regional Judgment Office (lower administrative court) issued a decision favorable to the Company and cancelled the tax assessment notice. In light of this decision, an ex-officio appeal was filed that will be judged by the Administrative Board of Tax Appeals (CARF).

(b)  R$710,190 refers to tax foreclosures filed to require the Company to pay the ICMS, as liable party, allegedly due on the electricity purchased from a Generating Plant and fully consumed in the manufacturing of steel products. The tax auditors believe that the use of electricity in the production process does not exclude the Company responsibility for withholding ICMS levied on delivery of this input in the plant.

(c)  R$501,308 refers to the decision issued by the Federal Revenue Service that partially approved the request to pay debts in installments governed by Provisional Act 470/09, due to the insufficiency of tax loss carryforwards. When it consolidated the tax installment plan, the Federal Revenue Service considered the existing outstanding balance in the Inflationary Profit Tax Return (SAPLI) as the correct amount: however, this balance already included the adjustments to tax loss carryforwards as a result of the Overseas Profits tax assessment notice issued against the Company.

(d)    R$494,363 refers to the offset of taxes that were not approved by the Federal Revenue Service for different reasons. The taxes involved are CSLL, IRPJ, IPI, PIS and COFINS. The analysis of the entire documentation evidences the right to claim credits and the right to file the offset requests, processed at the time.

(e)  R$457,705 refers to the deficiency notice issued against the Company for an alleged nonpayment of income tax (IRPJ) and social contribution on net income (CSLL) on profits recognized in the balance sheets of its foreign subsidiaries in 2010.

(f)   R$418,650 refers to the disallowance of the ICMS credits claimed by the Company in the period 04/1999-07/2002 on the transfer of iron ore between the Casa de Pedra mine and the Presidente Vargas Plant. According to the tax auditors, the tax base used on the transfer under the Minas Gerais State Law is not accepted under the Rio de Janeiro State Law, reason why the difference was disallowed.

(g)  R$269,773 refers to the disallowance of the ICMS credits on the acquisition of subsidiary INAL’s units located in the State of Rio de Janeiro. According to the tax auditors, the acquisition of a unit does not entitle an entity to claim ICMS credits. In light of these tax assessments, the Company filed for an injunction at the time and its right to change its State taxpayer master file was recognized, to state that the units acquired belong to CSN. This decision was favorable to the Company and can be applied in the judgment of our appeals by the Rio de Janeiro State Taxpayers Board.

(h)  R$2,512,395 refers to other tax (federal, state, and municipal) lawsuits.

(i)   R$922,371 refers to labor and social security lawsuits; R$480,933 refers to civil lawsuits, and R$114,519 refers to environmental lawsuits.

The assessments made by the legal counsel define these administrative and judicial proceedings as entailing risk of possible loss and, therefore, no provision was recorded in conformity with Management’s judgment and accounting practices adopted in Brazil.

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16. PROVISION FOR ENVIRONMENTAL LIABILITIES AND ASSET RETIREMENT OBLIGATION - ARO

The balance of the provision for environmental liabilities and asset retirement obligation - ARO is as follows:

		Consolidated		Parent Company
	6/30/2014	12/31/2013	6/30/2014	12/31/2013
Environmental liabilities	215,392	346,455	215,392	346,455
Asset retirement obligation - ARO	25,497	23,999	20,490	19,261
	240,889	370,454	235,882	365,716

In the second quarter of 2014, the Company reassessed the costs with the remediation of environmental liabilities and concluded a new study of remediation alternatives for some areas in Volta Redonda (RJ) that were used as landfill by the Company in the past. The study comprised the change of the remediation technology, replacing the material removal by the on-site geotechnical confinement, as permitted by the Brazilian environmental legislation, resulting in a reversal of R$120,582. For the other liabilities, there were no significant changes as compared with the balance as of December 31, 2013.

17.   RELATED-PARTY BALANCES AND TRANSACTIONS

The information related to related-party transactions did not have significant changes in relation to that disclosed in the Company's financial statements as of December 31, 2013.

a)     Transactions with Holding Company

•  Liabilities

Companies	Paid
	Dividends	Interest on Capital
Vicunha Siderurgia	203,386
Rio Iaco	16,963
Total at 6/30/2014	220,349
Total at 12/31/2013	471,801	388,855

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b)     Transactions with subsidiaries, jointly controlled entities, associates, exclusive funds and other related parties

•           By transaction

							Consolidated
Assets	Current	Non-current	Total	Liabilities	Current	Non-current	Total

Trade receivables	103,135		103,135	Other payables
Loans	507,623	67,326	574,949	Accounts payable	4,106	546	4,652
Dividends receivable	61,970		61,970	Advances from customers	438,321	8,782,173	9,220,494
Actuarial asset		97,051	97,051	Trade payables	12,311		12,311
Short-term investments	7,581		7,581
Other receivables (note 6)	12,177	14,266	26,443	Actuarial liability		11,139	11,139
Total at 6/30/2014	692,486	178,643	871,129	Total at 6/30/2014	454,738	8,793,858	9,248,596
Total at 12/31/2013	987,969	719,042	1,707,011	Total at 12/31/2013	475,099	8,533,824	9,008,923

Statement of Income
Revenues
Sales	636,468
Interest	22,395
Expenses
Purchases	-386,898
Interest	-219,613
Total at 6/30/2014	52,352
Total at 6/30/2013	-131,056

•           By company

	Consolidated
	Assets			Liabilities			Statement of Income
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance income and costs, net	Total

Subsidiaries
Ferrovia Transnordestina Logística S.A. (1)	64,709	67,326	132,035						5,370	5,370
	64,709	67,326	132,035						5,370	5,370
Jointly controlled entities
Nacional Minérios S.A. (2)	409,851		409,851	441,871	8,782,719	9,224,590	173,905	-2,725	-208,631	-37,451
MRS Logística S.A.	60,804		60,804	418		418		-164,537		-164,537
Transnordestina Logística S.A (3)	89,465	3,229	92,694	8,016		8,016			5,191	5,191
CBSI - Companhia Brasileira de Serviços e Infraestrutura	4,953	6,419	11,372	4,130		4,130		-75,028		-75,028
CGPAR Construção Pesada S.A.	2,557	4,618	7,175	174		174		-135,415		-135,415
	567,630	14,266	581,896	454,609	8,782,719	9,237,328	173,905	-377,705	-203,440	-407,240
Other related parties
CBS Previdência		97,051	97,051		11,139	11,139
Fundação CSN	319		319	113		113		-764	34	-730
Banco Fibra	7,581		7,581
Usiminas	1,187		1,187	16		16	58,845	-2,841		56,004
Panatlântica	37,272		37,272				403,704	-3		403,701
Ibis Participações e Serviços								-4,370		-4,370
Companhia de Gás do Ceará							14	-1,085		-1,071
Taquari Participações S.A								-130		-130
	46,359	97,051	143,410	129	11,139	11,268	462,563	-9,193	34	453,404
Associates
Arvedi Metalfer do Brasil S.A.	13,788		13,788						818	818
Total at 6/30/2014	692,486	178,643	871,129	454,738	8,793,858	9,248,596	636,468	-386,898	-197,218	52,352
Total at 12/31/2013	987,969	719,042	1,707,011	475,099	8,533,824	9,008,923
Total at 6/30/2013							414,572	-341,037	-204,591	-131,056

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1.   Refers to loans of the subsidiary FTL - Ferrovia Transnordestina Logística S.A to the jointly controlled entity Transnordestina Logística S.A.

2.   Nacional Minérios S.A: Asset:  Refers mainly to prepayment transactions with the indirect subsidiaries CSN Europe, CSN Portugal and CSN Ibéria. Contracts in US$: interest equivalent to 5.37% to 6.80% p.a. with final maturity in June 2015. As of June 30, 2014, borrowings total R$339,529 (R$360,990 as of December 31, 2013) classified in short term.

Liabiliy: The advance from customer received from jointly controlled entity Nacional Minérios S.A. refers to the contractual obligation of supply of iron ore and port services. The contract is subject to interest rate of 12.5% p.a. and expires in September 2042.

3.   Transnordestina Logística S.A: Contracts in R$: interest equivalent to 102.00% of the CDI with final maturity in March 2016. As of June 30, 2014, borrowings total R$89,465 (R$270,693 as of December 31, 2013) classified in short term.

•           By transaction

							Parent Company
Assets	Current	Non-current	Total	Liabilities	Current	Non-current	Total

Trade receivables (1)	512,767		512,767	Borrowings and financing
Loans	108,762	20,952	129,714	Prepayment	133,277	2,967,428	3,100,705
Dividends receivable	111,418		111,418	Fixed rate notes and related parties bonds	18,276	2,287,980	2,306,256
Actuarial asset		96,665	96,665	Related parties borrowings	132,437	2,590,169	2,722,606
Short-term and other investments (2)	86,664	73,304	159,968	Other payables
Other receivables (note 6)	14,700	134,907	149,607	Accounts payable	49,239	557,216	606,455
				Advances from customers (3)	438,983	8,782,173	9,221,156
				Trade payables	73,186		73,186
				Actuarial liability		11,118	11,118
Total at 6/30/2014	834,311	325,828	1,160,139	Total at 6/30/2014	845,398	17,196,084	18,041,482
Total at 12/31/2013	1,570,254	624,850	2,195,104	Total at 12/31/2013	2,302,367	15,574,882	17,877,249

Statement of Income
Revenues
Sales	4,071,614
Interest	6,136
Expenses
Purchases	-598,586
Interest	-822,028
Exchange differences	350,527
Pension plan expenses	-166,783
Total at 6/30/2014	2,840,880
Total at 6/30/2013	316,263

1.   Related parties receivables arise from product sales and service transactions between the parent and its subsidiaries and jointly controlled entities.

2.   Short-term investments total R$86,664 as of June 30, 2014 (R$100,560 as of December 31, 2013) and investments in Usiminas shares classified as available-for-sale total R$73,304 (R$134,543 as of December 31, 2013).

3.   Nacional Minérios S.A.: The advance from customer received from jointly controlled entity Nacional Minérios S.A. refers to the contractual obligation of supply of iron ore and port services. The contract is subject to interest rate of 12.5% p.a. and expires in September 2042.

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•           By company

	Parent Company
	Assets			Liabilities			Statement of Income
	Current	Non-current	Total	Current	Non-current	Total	Sales	Purchases	Finance income and costs, net	Exchange differences, net	Total

Subsidiaries
CSN Portugal, Unipessoal Lda.				94,634		94,634			-3,632	6,407	2,775
CSN Europe Lda.				5,023	67,661	72,684			91	4,304	4,395
CSN Resources S.A. (1)				98,695	5,180,185	5,278,880			-135,783	329,509	193,726
CSN Handel GmbH (2)	164,118		164,118				1,888,636			-21,723	1,866,913
CSN Islands XII Corp. (3)				4,900	705,901	710,801			-13,791	28,465	14,674
CSN Ibéria Lda.					56,342	56,342			-724	3,565	2,841
ITA Energética S.A
Companhia Metalúrgica Prada (4)	202,953	2,800	205,753	12,761	196	12,957	1,302,655	-55,152			1,247,503
CSN Cimentos S.A.	17,040		17,040	2,039	366,916	368,955	92,115	-2,717	-17,295		72,103
Companhia Metalic Nordeste				1,515		1,515	35,856	-287			35,569
Estanho de Rondônia S.A.	1,063	6,722	7,785	1,078		1,078		-5,722			-5,722
Companhia Florestal do Brasil		6,733	6,733
Sepetiba Tecon S.A.	53,750		53,750	1,069		1,069	1,512	-163	93		1,442
Mineração Nacional S.A.	13		13
Congonhas Minérios S.A. (5)				80,738	1,853,266	1,934,004			-106,910		-106,910
Ferrovia Transnordestina Logística S.A.		21,575	21,575		171,780	171,780
CSN Energia S.A.				45,689		45,689		-123,691			-123,691
Companhia Brasileira de Latas	25,255	78,194	103,449	32,596		32,596	114,372	-3,638			110,734
Stahlwerk Thüringen GmbH								-20,317			-20,317
	464,192	116,024	580,216	380,737	8,402,247	8,782,984	3,435,146	-211,687	-277,951	350,527	3,296,035
Jointly controlled entities
Nacional Minérios S.A.	70,592		70,592	441,872	8,782,719	9,224,591	173,905	-2,725	-543,984		-372,804
Transnordestina Logística S.A.	89,465	23,882	113,347						5,191		5,191
MRS Logística S.A.	60,804		60,804	18,486		18,486		-164,537			-164,537
CBSI - Companhia Brasileira de Serviços e Infraestrutura	4,913	6,419	11,332	3,827		3,827		-75,028			-75,028
CGPAR Construção Pesada S.A.	5,115	9,236	14,351	347		347		-135,415			-135,415
	230,889	39,537	270,426	464,532	8,782,719	9,247,251	173,905	-377,705	-538,793		-742,593
Other related parties
CBS Previdência		96,665	96,665		11,118	11,118
Fundação CSN	319	298	617	113		113		-763	34		-729
Usiminas	1,187		1,187	16		16	58,845	-2,841			56,004
Panatlântica	37,272		37,272				403,704	-3			403,701
Ibis Participações e Serviços								-4,372			-4,372
Companhia de Gás do Ceará							14	-1,085			-1,071
Taquari Participações S.A								-130			-130
	38,778	96,963	135,741	129	11,118	11,247	462,563	-9,194	34		453,403
Associates
Arvedi Metalfer do Brasil S.A.	13,788		13,788						818		818

Exclusive funds
Diplic, Mugen and Vértice	86,664	73,304	159,968						-166,783		-166,783
Total at 6/30/2014	834,311	325,828	1,160,139	845,398	17,196,084	18,041,482	4,071,614	-598,586	-982,675	350,527	2,840,880
Total at 12/31/2013	1,570,254	624,850	2,195,104	2,302,367	15,574,882	17,877,249
Total at 6/30/2013							2,137,869	-571,882	-728,049	-521,675	316,263

1.   CSN Resources S.A.: prepayment contracts in US dollars, Fixed Rate Notes, and Related Parties Bonds.

2.   CSN Handel GMBH: Receivables of R$164,118 as of June 30, 2014 (R$303,073 as of December 31, 2013), classified in short term. Refer to sales transactions on mining products.

3.   CSN Islands XII Corp: Contracts in US$: interest of 7.64% with final maturity in February 2025. As of June 30, 2014, borrowings total R$710,801 (R$353,569 as of December 31, 2013) of which R$4,900 is classified in short term and R$705,901 is classified in long term.

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4.   Companhia Metalúrgica Prada: Receivables of R$202,953 as of June 30, 2014 (R$201,726 as of December 31, 2013), classified in short term. Refers to the purchase of steel and payment of ICMS.

5.   Congonhas Minérios S.A.: contracts in Brazilian reais of Related Parties loans.

c)     Key management personnel

The key management personnel, who have authority and responsibility for planning, directing and controlling the Company’s activities, include the members of the Board of Directors and statutory directors. The following is information on the compensation of such personnel and the related balances as of June 30, 2014.

	6/30/2014	6/30/2013
	Statement of Income
Short-term benefits for employees and officers	26,675	18,586
Post-employment benefits	29	33
Other long-term benefits	n/a	n/a
Severance benefits	n/a	n/a
Share-based compensation	n/a	n/a
	26,704	18,619

n/a – Not applicable

18.   SHAREHOLDERS' EQUITY

i. Paid-in capital

Fully subscribed and paid-in capital as of June 30, 2014 and December 31, 2013 is R$4,540,000 represented by 1,457,970,108 book-entry common shares without par value. Each common share entitles its holder to one vote in Shareholders’ Meetings.

ii. Authorized capital

The Company’s bylaws in effect as of June 30, 2014 determine that the capital can be raised to up to 2,400,000,000 shares by decision of the Board of Directors.

iii Legal reserve

This reserve is recognized at the rate of 5% of the profit for each period, as provided for by Article  193 of Law 6,404/76, up to the ceiling of 20% of share capital.

iv Ownership structure

As of June 30, 2014, the Company’s ownership structure was as follows:

			6/30/2014		12/31/2013
	Number of common shares	% of total shares	% without treasury shares	Number of common shares	% of total shares
Vicunha Siderurgia S.A.	697,719,990	47.86%	49.49%	697,719,990	47.86%
Rio Iaco Participações S.A. (*)	58,193,503	3.99%	4.13%	58,193,503	3.99%
Caixa Beneficente dos Empregados da CSN - CBS	12,788,231	0.88%	0.91%	12,788,231	0.88%
BNDES Participações S.A. - BNDESPAR	8,794,890	0.60%	0.62%	8,794,890	0.60%
NYSE (ADRs)	360,223,083	24.71%	25.55%	356,019,691	24.42%
BM&FBovespa	272,103,611	18.66%	19.30%	324,453,803	22.25%
	1,409,823,308	96.70%	100.00%	1,457,970,108	100.00%
Treasury shares	48,146,800	3.30%
Total shares	1,457,970,108	100.00%		1,457,970,108	100.00%

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(*) Rio Iaco Participação S. A. is a company part of the control group.

v. Treasury shares

The Board of Directors authorized 4 programs for repurchase of shares issued by the Company, to be held in treasury for subsequent sale or cancelation in order to maximize the generation of value to the shareholder through an efficient capital structure management, as shown in the table below:

Program	Board Authorization	Quantity authorized	Term of the program	Quantity acquired	Average purchase price	Minimum and maximum purchase price	Balance in treasury
1st	03/13/2014	70,205,661	From 03/14/2014 to 04/14/2014	2,350,000	R$ 9.34	R$ 9.22 and R$ 9.45	2,350,000
2nd	04/15/2014	67,855,661	From 04/16/2014 to 05/23/2014	9,529,500	R$ 8.97	R$ 8.70 and R$ 9.48	11,879,500
3rd	05/23/2014	58,326,161	From 05/26/2014 to 06/25/2014	31,544,500	R$ 9.21	R$ 8.61 and R$ 9.72	43,424,000
4th	06/26/2014	26,781,661	From 06/26/2014 to 07/25/2014	4,722,800	R$ 9.43	R$ 9.33 and R$ 9.57	48,146,800

As of June 30, 2014, the position of the treasury shares was as follows:

Quantity	Total amount	Share price			Share
acquired	paid/payable				market price
(in units)	for the shares	Minimum	Maximum	Average	at 6/30/2014 (*)
48,146,800	R$ 442,438	R$ 8.61	R$9.72	R$9.19	R$ 448,728

 (*) The share prices on the BM&FBovespa as of June 30, 2014, of R$9.32 per share, were used.

On July 18, 2014 the Company, through the 4th program for repurchase of shares, come to 70,205,661 shares acquired and reached the maximum legal limit. On the same date, the Board of Directors approved: (i) the end of the 4th repurchase program; (ii) the cancelation of 60,000,000 shares that were held in treasury; and (iii) the opening of a new program for repurchase of up to 64,205,661 shares, which will be effective in the period from July 18 to August 18, 2014 (including this date).

19.   DIVIDENDS AND INTEREST ON CAPITAL

On February 28, 2014, the Board of Directors approved the proposal for payment, as advance of mandatory minimum dividend, from the retained earnings reserve (statutory reserve of working capital), the amount of R$425,000 in dividends, corresponding to R$ 0.29150 per share.

20.   NET SALES REVENUE

Net sales revenue is comprised as follows:

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				Consolidated
	Six-month period ended		Three-month period ended
	6/30/2014	6/30/2013	6/30/2014	6/30/2013
Gross revenue
Domestic market	6,826,842	7,029,166	3,299,985	3,649,144
Foreign market	3,238,911	2,363,770	1,547,288	1,294,583
	10,065,753	9,392,936	4,847,273	4,943,727
Deductions
Cancelled sales and discounts	-54,233	-92,326	-25,192	-44,824
Taxes levied on sales	-1,588,235	-1,598,425	-769,674	-838,701
	-1,642,468	-1,690,751	-794,866	-883,525
Net revenue	8,423,285	7,702,185	4,052,407	4,060,202

				Parent Company
	Six-month period ended		Three-month period ended
	6/30/2014	6/30/2013	6/30/2014	6/30/2013
Gross revenue
Domestic market	6,290,914	6,508,128	3,022,026	3,383,154
Foreign market	1,886,392	1,164,347	913,829	702,685
	8,177,306	7,672,475	3,935,855	4,085,839
Deductions
Cancelled sales and discounts	-47,165	-90,231	-23,614	-44,299
Taxes levied on sales	-1,409,529	-1,440,944	-682,082	-753,455
	-1,456,694	-1,531,175	-705,696	-797,754
Net revenue	6,720,612	6,141,300	3,230,159	3,288,085

21.   EXPENSES BY NATURE

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				Consolidated
	Six-month period ended		Three-month period ended
	6/30/2014	6/30/2013	6/30/2014	6/30/2013
Raw materials and inputs	-2,717,377	-2,818,281	-1,223,961	-1,445,838
Labor cost	-811,069	-769,556	-400,769	-406,927
Supplies	-510,876	-544,105	-239,441	-287,990
Maintenance cost (services and materials)	-527,531	-600,719	-206,917	-298,639
Outsourcing services	-1,076,997	-1,023,600	-563,773	-531,607
Depreciation, amortization and depletion (Note 8 a)	-581,594	-550,544	-296,248	-263,308
Other	-207,268	-255,665	-173,306	-165,748
	-6,432,712	-6,562,470	-3,104,415	-3,400,057

Classified as:
Cost of sales (Note 24)	-5,781,121	-5,871,799	-2,746,592	-3,020,222
Selling expenses (Note 24)	-423,567	-457,624	-233,652	-256,374
General and administrative expenses (Note 24)	-228,024	-233,047	-124,171	-123,461
	-6,432,712	-6,562,470	-3,104,415	-3,400,057

				Parent Company
	Six-month period ended		Three-month period ended
	6/30/2014	6/30/2013	6/30/2014	6/30/2013
Raw materials and inputs	-1,761,083	-1,948,564	-819,854	-1,033,983
Labor cost	-654,128	-606,997	-327,127	-321,121
Supplies	-488,443	-519,886	-229,985	-276,018
Maintenance cost (services and materials)	-513,134	-575,734	-202,650	-287,569
Outsourcing services	-722,565	-667,866	-342,406	-341,446
Depreciation, amortization and depletion (Note 8 a)	-476,678	-452,683	-242,017	-222,853
Other	-153,523	-252,633	-114,046	-150,701
	-4,769,554	-5,024,363	-2,278,085	-2,633,691

Classified as:
Cost of sales (Note 24)	-4,371,387	-4,621,746	-2,060,158	-2,416,470
Selling expenses (Note 24)	-211,408	-239,424	-114,031	-130,157
General and administrative expenses (Note 24)	-186,759	-163,193	-103,896	-87,064
	-4,769,554	-5,024,363	-2,278,085	-2,633,691

22.   OTHER OPERATING INCOME (EXPENSES)

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				Consolidated
	Six-month period ended		Three-month period ended
	6/30/2014	6/30/2013	6/30/2014	6/30/2013
Other operating income
Lawsuit indemnities/wins	3,238	4,651	2,271	4,041
Rentals and leases	528	402	21	202
Reversal of provisions	3,136	2,072		1,179
Other revenues	10,564	18,081	7,461	15,528
	17,466	25,206	9,753	20,950

Other operating expenses
Taxes and fees	-18,692	-16,419	-14,864	-12,216
Provision for tax, social security, labor, civil and environmental risks, net of reversals	-43,502	-110,585	71,313	-87,133
Contractual, nondeductible fines	-7,061	-17,138	-6,943	-7,080
Depreciation of unused equipment (Note 8 a)	-18,559	-28,945	-9,499	-21,908
Residual value of permanent assets written off (Note 8)	-5,821	-25,835	-1,193	-24,003
Inventory impairment losses/reversals (Note 5)	-9,567	16,693	6,633	16,302
Expenses on studies and project engineering	-22,279	-24,890	-11,450	-8,352
Pension plan expenses	-26,552	-21,726	-13,109	-13,967
Impairment of available-for-sale financial assets	-52,115	-5,002	-52,115	-5,002
Other expenses	-21,260	-30,904	-9,840	-2,492
	-225,408	-264,751	-41,067	-165,851
Other operating income (expenses), net	-207,942	-239,545	-31,314	-144,901

				Parent Company
	Six-month period ended		Three-month period ended
	6/30/2014	6/30/2013	6/30/2014	6/30/2013
Other operating income
Lawsuit indemnities/wins	2,679	1,742	2,126	1,204
Rentals and leases	528	402	276	202
Reversal of provisions	3,136	893
Other revenues	3,486	2,172	2,781	285
	9,829	5,209	5,183	1,691

Other operating expenses
Taxes and fees	-15,831	-17,188	-13,663	-14,491
Provision for tax, social security, labor, civil and environmental risks, net of reversals	-33,625	-110,211	78,262	-84,962
Contractual, nondeductible fines	-6,951	-13,412	-6,922	-3,523
Depreciation of unused equipment (Note 8 a)	-714	-14,149	-714	-7,364
Residual value of permanent assets written off (Note 8)	-5,090	-7,262	-802	-7,262
Inventory impairment losses/reversals (Note 5)	-8,178	14,817	6,446	14,817
Expenses on studies and project engineering	-21,975	-24,421	-11,318	-8,091
Pension plan expenses	-26,552	-21,737	-13,109	-13,978
Impairment of available-for-sale financial assets	-48,047	-3,369	-48,047	-3,369
Other expenses	-13,278	-25,753	-4,317	-15,935
	-180,241	-222,685	-14,184	-144,158
Other operating income (expenses), net	-170,412	-217,476	-9,001	-142,467

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23.   FINANCE INCOME (COSTS)

				Consolidated
	Six-month period ended		Three-month period ended
	6/30/2014	6/30/2013	6/30/2014	6/30/2013
Finance income
Related parties (Note 17 b)	22,395	410	11,329	349
Income from short-term investments	40,560	57,839	20,560	29,547
Gains on derivatives (*)	3,183		3,183
Other income	25,344	39,853	18,358	30,386
	91,482	98,102	53,430	60,282
Finance costs
Borrowings and financing - foreign currency	-328,678	-358,958	-160,785	-192,273
Borrowings and financing - local currency	-874,925	-690,231	-451,502	-361,871
Related parties (Note 17 b)	-219,613	-205,001	-110,628	-103,300
Capitalized interest (Notes 8 and 29)	73,770	241,882	29,836	125,108
Losses on derivatives (*)	-943	-16,211	2,126	-13,848
Interest, fines and late payment charges	-80,702	-23,775	-40,087	-17,367
Other finance costs	-100,322	-65,747	-76,338	-18,072
	-1,531,413	-1,118,041	-807,378	-581,623
Monetary variations and exchange differences, net
Monetary variations, net	4,717	-33,821	-1,012	-10,689
Exchange differences, net	58,825	61,379	28,593	75,165
Exchange losses on derivatives (*)	-179,745	7,279	-88,568	-954
	-116,203	34,837	-60,987	63,522

Finance costs, net	-1,556,134	-985,102	-814,935	-457,819

(*) Statement of gains and losses on derivative transactions
Dollar-to-CDI swap	-22,087	1,038	-3,315	1,671
Dollar-to-euro swap (NDF)	675	2,025	1,232	-3,371
Yen-to-dollar swap		-60		-52
Dollar-to-euro swap	463	4,276	948	798
Dollar-to-real swap (NDF)	-158,796		-87,433
	-179,745	7,279	-88,568	-954
Libor-to-CDI swap	-943	-2,294	-307	-1,097
Fixed rate-to-CDI swap	3,183	-13,917	5,616	-12,751
	2,240	-16,211	5,309	-13,848
	-177,505	-8,932	-83,259	-14,802

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				Parent Company
	Six-month period ended		Three-month period ended
	6/30/2014	6/30/2013	6/30/2014	6/30/2013
Finance income
Related parties (Note 17 b)	6,136	24,718	3,120	4,637
Income from short-term investments	1,983	4,932	1,431	2,646
Other income	17,747	40,970	12,746	38,304
	25,866	70,620	17,297	45,587
Finance costs
Borrowings and financing - foreign currency	-50,112	-34,686	-25,487	-18,112
Borrowings and financing - local currency	-760,629	-530,981	-393,000	-279,769
Related parties (Note 17 b)	-988,811	-752,767	-492,687	-386,594
Capitalized interest (Notes 8 and 29)	73,770	145,836	29,836	74,516
Losses on derivatives (*)	-943	-2,294	-307	-1,097
Interest, fines and late payment charges	-74,130	-40,852	-35,979	-35,995
Other finance costs	-90,503	-45,597	-71,836	-7,805
	-1,891,358	-1,261,341	-989,460	-654,856
Monetary variations and exchange differences, net
Monetary variations, net	-5,875	-31,627	-8,494	-21,732
Exchange differences, net	553,790	-557,630	241,907	-683,738
	547,915	-589,257	233,413	-705,470

Finance costs, net	-1,317,577	-1,779,978	-738,750	-1,314,739

(*) Statement of gains and losses on derivative transactions
Libor-to-CDI swap	-943	-2,294	-307	-1,097
	-943	-2,294	-307	-1,097

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24.   SEGMENT INFORMATION

The information related to segment information did not have changes in relation to that disclosed in the Company's financial statements as of December 31, 2013. and, accordingly, the Company decided not to repeat it in the condensed interim financial statements as of June 30, 2014.

According to the Group’s structure, its businesses are distributed into five (5) operating segments.

								Six-month period ended
								6/30/2014
Profit or loss	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (not reviewed) (*)	2,650,764	11,802,610				1,051,183
Net revenues
Domestic market	4,540,816	181,924	106,983	503,242	151,721	211,239	-460,898	5,235,027
Foreign market	1,428,632	2,182,281					-422,655	3,188,258
Total net revenue (Note 20)	5,969,448	2,364,205	106,983	503,242	151,721	211,239	-883,553	8,423,285
Cost of sales and services (Note 21)	-4,477,804	-1,456,333	-64,982	-361,412	-91,114	-136,864	807,388	-5,781,121
Gross profit	1,491,644	907,872	42,001	141,830	60,607	74,375	-76,165	2,642,164
General and administrative expenses (Note 21)	-334,138	-35,972	-802	-49,729	-9,459	-31,943	-189,548	-651,591
Depreciation (Note 8 a)	396,510	154,887	3,992	77,759	8,545	17,816	-77,915	581,594
Proportionate EBITDA of jointly controlled entities							170,223	170,223
Adjusted EBITDA	1,554,016	1,026,787	45,191	169,860	59,693	60,248	-173,405	2,742,390

Sales by geographic area
Asia	16,399	2,120,042						2,136,441
North America	331,927							331,927
Latin America	67,388							67,388
Europe	1,007,186	62,239						1,069,425
Other	5,732						-422,655	-416,923
Foreign market	1,428,632	2,182,281					-422,655	3,188,258
Domestic market	4,540,816	181,924	106,983	503,242	151,721	211,239	-460,898	5,235,027
TOTAL	5,969,448	2,364,205	106,983	503,242	151,721	211,239	-883,553	8,423,285

								Three-month period ended
								6/30/2014
Profit or loss	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (not reviewed) (*)	1,262,370	6,292,940				563,492
Net revenues
Domestic market	2,185,318	82,175	46,807	225,977	86,664	113,199	-210,819	2,529,321
Foreign market	657,227	1,034,586					-168,727	1,523,086
Total net revenue (Note 20)	2,842,545	1,116,761	46,807	225,977	86,664	113,199	-379,546	4,052,407
Cost of sales and services (Note 21)	-2,083,103	-740,240	-30,925	-156,423	-49,128	-71,654	384,881	-2,746,592
Gross profit	759,442	376,521	15,882	69,554	37,536	41,545	5,335	1,305,815
General and administrative expenses (Note 21)	-168,419	-20,019	-209	-21,356	-4,758	-17,212	-125,850	-357,823
Depreciation (Note 8 a)	201,781	85,124	2,026	38,840	4,273	9,243	-45,039	296,248
Proportionate EBITDA of jointly controlled entities							58,362	58,362
Adjusted EBITDA	792,804	441,626	17,699	87,038	37,051	33,576	-107,192	1,302,602

Sales by geographic area
Asia	11,966	1,020,243						1,032,209
North America	162,589							162,589
Latin America	22,144							22,144
Europe	457,938	14,343						472,281
Other	2,590						-168,727	-166,137
Foreign market	657,227	1,034,586					-168,727	1,523,086
Domestic market	2,185,318	82,175	46,807	225,977	86,664	113,199	-210,819	2,529,321
TOTAL	2,842,545	1,116,761	46,807	225,977	86,664	113,199	-379,546	4,052,407

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	Six-month period ended
								6/30/2013
Profit or loss	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (not reviewed) (*)	3,137,447	8,121,254				979,294
Net revenues
Domestic market	4,801,768	155,199	82,495	488,336	99,934	202,961	-455,858	5,374,835
Foreign market	1,292,513	1,575,316					-540,479	2,327,350
Total net revenue (Note 20)	6,094,281	1,730,515	82,495	488,336	99,934	202,961	-996,337	7,702,185
Cost of sales and services (Note 21)	-4,983,000	-1,055,100	-42,757	-348,489	-74,521	-137,111	769,179	-5,871,799
Gross profit	1,111,281	675,415	39,738	139,847	25,413	65,850	-227,158	1,830,386
General and administrative expenses (Note 21)	-337,659	-54,316	-10,233	-46,493	-9,966	-33,354	-198,650	-690,671
Depreciation (Note 8 a)	372,574	103,698	3,548	66,858	8,523	15,386	-20,043	550,544
Proportionate EBITDA of jointly controlled entities							306,419	306,419
Adjusted EBITDA	1,146,196	724,797	33,053	160,212	23,970	47,882	-139,432	1,996,678

Sales by geographic area
Asia	12,202	1,254,436						1,266,638
North America	310,184							310,184
Latin America	73,844							73,844
Europe	882,379	320,880						1,203,259
Other	13,904						-540,479	-526,575
Foreign market	1,292,513	1,575,316					-540,479	2,327,350
Domestic market	4,801,768	155,199	82,495	488,336	99,934	202,961	-455,858	5,374,835
TOTAL	6,094,281	1,730,515	82,495	488,336	99,934	202,961	-996,337	7,702,185

	Three-month period ended
								6/30/2013
	Steel	Mining	Logistics		Energy	Cement	Corporate expenses/ elimination	Consolidated
			Port	Railroads
Metric tons (thou.) - (not reviewed) (*)	1,587,049	4,862,694				523,503
Net revenues
Domestic market	2,488,366	67,859	43,008	263,264	53,327	105,084	-238,053	2,782,855
Foreign market	658,606	915,905					-297,164	1,277,347
Total net revenue (Note 20)	3,146,972	983,764	43,008	263,264	53,327	105,084	-535,217	4,060,202
Cost of sales and services (Note 21)	-2,527,236	-601,109	-21,976	-177,935	-33,708	-69,682	411,424	-3,020,222
Gross profit	619,736	382,655	21,032	85,329	19,619	35,402	-123,793	1,039,980
General and administrative expenses (Note 21)	-179,770	-37,104	-4,711	-24,260	-4,985	-19,277	-109,728	-379,835
Depreciation (Note 8 a)	178,642	52,794	1,800	36,088	4,264	7,887	-18,167	263,308
Proportionate EBITDA of jointly controlled entities							171,301	171,301
Adjusted EBITDA	618,608	398,345	18,121	97,157	18,898	24,012	-80,387	1,094,754

Sales by geographic area
Asia	3,546	770,303						773,849
North America	161,510							161,510
Latin America	43,313							43,313
Europe	447,598	145,602						593,200
Other	2,639						-297,164	-294,525
Foreign market	658,606	915,905					-297,164	1,277,347
Domestic market	2,488,366	67,859	43,008	263,264	53,327	105,084	-238,053	2,782,855
TOTAL	3,146,972	983,764	43,008	263,264	53,327	105,084	-535,217	4,060,202

(*) The ore sales volumes presented in this note take into consideration Company sales and the interest in its subsidiaries and jointly controlled entities (Namisa 60%).

Adjusted EBITDA is the tool based on which the chief operating decision maker measures segment performance and the capacity to generate recurring operating cash, and consists of profit for the year less net finance income (costs), income tax and social contribution, depreciation and amortization, share of profits of investments, and other operating income (expenses), plus the proportional EBITDA of jointly controlled entities.

Even though it is an indicator used in segment performance measurements, EBITDA is not a measurement recognized by accounting practices adopted in Brazil or IFRS, does not have a standard definition, and may not be comparable with measurements using similar names provided by other entities.

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As required by IFRS 8, the table below shows the reconciliation of the measurement used by the chief operating decision maker with the results determined using the accounting practices.

				Consolidated
	Six-month period ended		Three-month period ended
	6/30/2014	6/30/2013	6/30/2014	6/30/2013
Profit for the period	71,129	518,202	19,033	501,886
Depreciation (Note 8 a)	581,594	550,544	296,248	263,308
Income tax and social contribution (Note 13)	42,476	-303,854	15,321	-161,876
Finance income (Note 23)	1,556,134	985,102	814,935	457,819
EBITDA	2,251,333	1,749,994	1,145,537	1,061,137
Other operating income (expenses) (Note 22)	207,942	239,545	31,314	144,901
Share of profits of investees	112,892	-299,280	67,389	-282,585
Proportionate EBITDA of jointly controlled entities	170,223	306,419	58,362	171,301
Adjusted EBITDA (*)	2,742,390	1,996,678	1,302,602	1,094,754

(*) The Company discloses its adjusted EBITDA net of its share of profits of investments and other operating income (expenses) because it understands that these should not be included in the calculation of recurring operating cash generation.

25.   EARNINGS PER SHARE (EPS)

				Consolidated
	Six-month period ended		Three-month period ended
	6/30/2014	6/30/2013	6/30/2014	6/30/2013
	Common shares		Common shares
Profit for the period
Attributed to owners of the Company	77,049	521,795	21,715	494,469
Weighted average number of shares	1,450,296	1,457,970	1,442,706	1,457,970
Basic and diluted EPS	0.05313	0.35789	0.01505	0.33915

				Parent Company
	Six-month period ended		Three-month period ended
	6/30/2014	6/30/2013	6/30/2014	6/30/2013
	Common shares		Common shares
Profit for the period
Attributed to owners of the Company	77,049	521,795	21,715	494,469
Weighted average number of shares	1,450,296	1,457,970	1,442,706	1,457,970
Basic and diluted EPS	0.05313	0.35789	0.01505	0.33915

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26.   GUARANTEES

The Company is liable for guarantees for its subsidiaries and jointly controlled entities, as follows:

	Currency	Maturities	Loans		Tax foreclosure		Other		Total
			6/30/2014	12/31/2013	6/30/2014	12/31/2013	6/30/2014	12/31/2013	6/30/2014	12/31/2013
Transnordestina Logísitca	R$	Up to 12/8/2027 and indefinite	1,870,524	1,875,360	38,572	20,600	168,326	168,009	2,077,422	2,063,969

FTL - Ferrovia Transnordestina	R$	11/15/2020	123,450	125,250			142		123,592	125,250

CSN Cimentos	R$	Up to 10/25/2015 and indefinite			26,423	26,423	39,689	39,287	66,112	65,710

Prada	R$	Up to 2/10/2016 and indefinite			10,133	10,133	21,340	21,916	31,473	32,049

CSN Energia	R$	Indefinite			2,829	2,829			2,829	2,829

Congonhas Minérios	R$	5/21/2019	2,000,000	2,000,000					2,000,000	2,000,000

Fundação CSN	R$	Indefinite	1,003	1,003					1,003	1,003

Estanho de Rondônia	R$	12/31/2014					106		106

Outros (*)	R$	12/31/2014	12,000						12,000

Total em R$			4,006,977	4,001,613	77,957	59,985	229,603	229,212	4,314,537	4,290,810

CSN Islands IX	US$	1/15/2015	400,000	400,000					400,000	400,000

CSN Islands XI	US$	9/21/2019	750,000	750,000					750,000	750,000

CSN Islands XII	US$	Perpetual	1,000,000	1,000,000					1,000,000	1,000,000

CSN Resources	US$	7/21/2020	1,200,000	1,200,000					1,200,000	1,200,000

Sepetiba Tecon	US$	Indefinite	20,196	15,708					20,196	15,708

CSN Handel	US$	6/27/2015	100,000	100,000					100,000	100,000

Total em US$			3,470,196	3,465,708					3,470,196	3,465,708

CSN Steel S.L.	EUR	1/31/2020	120,000	120,000					120,000	120,000

Lusosider Aços Planos	EUR	Indefinite	25,000						25,000

Total in EUR			145,000	120,000					145,000	120,000
Total in R$			8,080,282	8,505,948					8,080,282	8,505,948
			12,087,259	12,507,561	77,957	59,985	229,603	229,212	12,394,819	12,796,758

(*) CSN Corporate Guarantee with the subsidiaries CSN Cimentos, Nacional Minérios, Companhia Metalúrgica Prada, Cia Metalic Nordeste, Sepetiba Tecon and CSN Energia.

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27.   COMMITMENTS

a.      Take-or-pay contracts

As of June 30, 2014, the Company was a party to take-or-pay contracts as shown in the following table:

			Payments in the period
Concessionaire	Type of service	Agreement terms and conditions	2013	2014	2014	2015	2016	2017	Após 2017	Total
MRS Logística	Iron ore transportation	Contractual clause providing for guaranteed revenue on railway freight. In the case of CSN, this means a minimum payment of 80% of freight estimate.	57,898	45,875	176,459	334,322	334,322	334,322	2,981,038	4,160,463

MRS Logística	Steel products transportation	Transportation of at least 80% of annual volume agreed with MRS.	33,594	29,536	35,420	70,840	29,517			135,777

MRS Logística	Iron ore, coal and coke transportation	Transportation of 8,280,000 metric tons per year of iron ore and 3,600,000 metric tons per year of coal, coke and other reducing agents.	52,461	69,419	65,893	131,787	131,787	131,787	1,141,749	1,603,003

MRS Logística	Railway transportation of bagged and palletized cement.	Transportation of at least 80% of annual volume agreed with MRS.		400	4,739	15,150	16,703	18,427	165,844	220,863

G5	Unloading, storage, movement, loading and railroad transportation services.	Shipping of pulp, in the first year the volume is of at least 75% and in subsequent years of 69%.		1,958	4,127	9,046	3,769			16,942

FCA (*)	Mining products transportation	Transportation of at least 1,900,000 metric tons per year.	795	672

FCA	FCA railway transportation of clinker to CSN Cimentos	Transportation of at least 675,000 metric tons per year of clinker in 2011 and 738,000 metric tons per year of clinker starting 2012.	714	875	15,637	31,274	31,274	31,274	72,973	182,432

White Martins (**)	Supply of gas (oxygen, nitrogen and argon)	CSN undertakers to buy at least 90% of the annual volume of gas contracted with White Martins.	22,632		51,187	101,539	101,539			254,265

CEG Rio	Supply of natural gas	CSN undertakes to buy at least 70% of the monthly natural gas volume.	176,528	286,808	142,689					142,689

Vale S.A	Supply of iron ore pellets	CSN undertakes to buy at least 90% of the volume of iron ore pellets secured by contract. The take-or-pay volume is determined every 18 months.	155,529	202,290	22,571					22,571

Compagás	Supply of natural gas	CSN undertakes to buy at least 80% of the annual natural gas volume secured agreed with Compagás.	7,577	8,382	8,647	17,294	17,294	17,294	121,060	181,589

COPEL	Power supply	CSN undertakers to buy at least 80% of the annual energy volume contracted with COPEL.	4,032	8,937	1,515	9,093	9,093	9,093	36,372	65,166

K&K Tecnologia	Processing of blast furnace sludge generated during pig iron production	CSN undertakes to supply at least 3,000 metric tons per month of blast furnace sludge for processing at K&K sludge concentration plant.	3,890	4,357	3,537	7,074	7,074	7,074	44,212	68,971

Harsco Metals	Processing of slag generated during pig iron and steel production	Harsco Metals undertakes to process metal products and slag crushing byproducts resulting from CSN’s pig iron and steel manufacturing process, receiving for this processing the amount corresponding to the product of the multiplication of unit price (R$/t) by total production of liquid steel from CSN steel mill, ensuring a minimum production of liquid steel of 400,000 metric tons.	19,402	17,478	2,657					2,657

Siemens	Manufacturing, repair, recovery and production of ingot casting machine units	Siemens undertakes to manufacture, repair, recover and produce, in whole or in part, ingot casting machine units to provide the necessary off-line and on-line maintenance of continuous ingot casting machine assemblies of the Presidente Vargas plant (UPV). Payment is set at R$/t of produced steel plates.	18,875	22,136	12,089					12,089
(*) in renegotiation phase.
(**) in renegotiation phase and payments were suspended.			553,927	699,123	547,167	727,419	682,372	549,271	4,563,248	7,069,477

b.      Concession agreements

Minimum future payments related to government concessions as of June 30, 2014 fall due according to the schedule set out in the following table:

Company
Concession	Type of service	2014	2015	2016	2017	Após 2017	Total
MRS	30-year concession, renewable for another 30 years, to provide iron ore railway transportation services from the Casa de Pedra mines, in Minas Gerais, coke and coal from the Itaguaí Port, in Rio de Janeiro, to Volta Redonda, transportation of export goods to the Itaguaí and Rio de Janeiro Ports, and shipping of finished goods to the domestic market.	45,348	90,697	90,697	90,697	748,248	1,065,687

FTL (Ferrovia Transnordestina Logística)	30-year concession granted on December 31, 1997, renewable for another 30 years for the development of public utility to operate the Northeastern railway system. The railway system covers 4,238 kilometers of railroads in the states of Maranhão, Piauí, Ceará, Paraíba, Pernambuco, Alagoas and Rio Grande do Norte.	3,640	7,281	7,281	7,281	68,559	94,042

Tecar	Concession to operate TECAR, a solid bulk terminal, one of the four terminals that comprise the Itaguaí Port, in Rio de Janeiro, for a period ending 2022 and renew able for another 25 years.	173,099	263,858	263,858	263,858	1,319,290	2,283,963

Tecon	25-year concession granted in July 2001, renewable for another 25 years, to operate the container terminal at the Itaguaí Port.	12,378	24,756	24,756	24,756	198,043	284,689

		234,465	386,592	386,592	386,592	2,334,140	3,728,381

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ITR –– Quarterly Financial Information - June 30, 2014 – CIA SIDERURGICA NACIONAL

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28.   INSURANCE

In 2013, after negotiation with insurers and reinsurers in Brazil and abroad, an Insurance Issue Certificate was issued for the contracting of a policy of Operational Risk of Property Damages and Loss of Profits, with effect from June 30, 2013 to September 30, 2014. Under the insurance policy, the LMI (Maximum Limit of Indemnity) is US$500,000,000 and covers the following units and subsidiaries of the Company:  Usina Presidente Vargas, Mineração Casa de Pedra, CSN Paraná, Terminal de Cargas Tecar, Terminal Tecon, Namisa, CSN Handel and Namisa Handel. CSN takes responsibility for a range of retention of US$300,000,000 in excess of the deductibles for property damages and loss of profits.

In view of their nature, the risk assumptions adopted are not part of the scope of an audit of condensed interim financial statements and, accordingly, were not reviewed by our independent auditors.

29.   ADDITIONAL INFORMATION TO CASH FLOWS

		Consolidated		Parent Company
	6/30/2014	6/30/2013	6/30/2014	6/30/2013
Income tax and social contribution paid	41,176	16,842	20,470
Increase of PP&E with interest capitalization	73,770	241,882	73,770	145,836
	114,946	258,724	94,240	145,836

30.   STATEMENT OF COMPREHENSIVE INCOME

Consolidated

	Six-month period ended		Three-month period ended
	6/30/2014	6/30/2013	6/30/2014	6/30/2013
Profit for the period	71,129	518,202	19,033	501,886

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial (losses) gains on defined benefit pension plan	1,710
	1,710

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the period	-87,347	81,048	-43,021	124,287
Available-for-sale assets	-1,090,003	-992,084	-441,223	-606,108
Income tax and social contribution on available-for-sale assets	370,601	337,309	150,016	206,077
Available-for-sale assets from investments in subsidiaries
Impairment of available-for-sale financial assets	52,115	5,002	52,115	5,002
Income tax and social contribution on impairment of available-for-sale financial assets	-17,719	-1,701	-17,719	-1,701
	-772,353	-570,426	-299,832	-272,443

	-770,643	-570,426	-299,832	-272,443

Total comprehensive income for the period	-699,514	-52,224	-280,799	229,443

Attributable to:
Owners of the Company	-693,594	-48,631	-278,117	222,026
Non-controlling interests	-5,920	-3,593	-2,682	7,417
	-699,514	-52,224	-280,799	229,443

Parent Company

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Version: 1

	Six-month period ended		Three-month period ended
	6/30/2014	6/30/2013	6/30/2014	6/30/2013
Profit for the period	77,049	521,795	21,715	494,469

Other comprehensive income

Items that will not be subsequently reclassified to the statement of income
Actuarial (losses) gains on defined benefit pension plan	1,710
	1,710

Items that could be subsequently reclassified to the statement of income
Cumulative translation adjustments for the period	-87,347	81,048	-43,021	124,287
Available-for-sale assets	-1,059,465	-742,440	-428,462	-455,051
Income tax and social contribution on available-for-sale assets	360,218	252,430	145,677	154,718
Available-for-sale assets from investments in subsidiaries	-17,470	-163,688	-5,737	-98,621
Impairment of available-for-sale financial assets	48,047	3,369	48,047	3,369
Income tax and social contribution on impairment of available-for-sale financial assets	-16,336	-1,145	-16,336	-1,145

	-772,353	-570,426	-299,832	-272,443

	-770,643	-570,426	-299,832	-272,443

Total comprehensive income for the period	-693,594	-48,631	-278,117	222,026

Attributable to:
Owners of the Company	-693,594	-48,631	-278,117	222,026
Non-controlling interests
	-693,594	-48,631	-278,117	222,026

(Convenience Translation into English from the Original Previously Issued in Portuguese)

REPORT ON REVIEW OF INTERIM FINANCIAL INFORMATION

To the Board of Directors and Shareholders of
Companhia Siderúrgica Nacional
São Paulo – SP

Introduction

We have reviewed the accompanying individual and consolidated interim financial information of Companhia Siderúrgica Nacional (“the Company”), identified as Parent and Consolidated, respectively, included in the Interim Financial Information Form (ITR), for the three-month period ended June 30, 2014, which comprises the balance sheet as of June 30, 2014 and the related statements of income, and of comprehensive income, for the three and six-months periods then ended and of changes in equity and of cash flows for the six-month period then ended, including the explanatory notes.

The Company’s management is responsible for the preparation of the individual interim financial information in accordance with technical pronouncement CPC 21 (R1) – Interim Financial Information and of the consolidated interim financial information in accordance with technical pronouncement CPC 21 (R1) and with international standard IAS 34 - Interim Financial Reporting, issued by the International Accounting Standards Board - IASB, as well as for the presentation of such information in accordance with the standards issued by the Brazilian Securities and Exchange Commission (CVM), applicable to the preparation of Interim Financial Information (ITR). Our responsibility is to express a conclusion on this interim financial information based on our review.

Scope of review

We conducted our review in accordance with Brazilian and international standards on review of interim financial information (NBC TR 2410 and ISRE 2410 – Review of Interim Financial Information Performed by the Independent Auditor of the Entity, respectively). A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with standards on auditing and, consequently, does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion on the individual interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying individual interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1), applicable to the preparation of the Interim Financial Information (ITR) and presented in accordance with the standards issued by the Brazilian Securities Commission.

Conclusion on the consolidated interim financial information

Based on our review, nothing has come to our attention that causes us to believe that the accompanying consolidated interim financial information included in the ITR referred to above was not prepared, in all material respects, in accordance with technical pronouncement CPC 21 (R1) and international standard IAS 34, applicable to the preparation of Interim Financial Information (ITR) and presented in accordance with the standards issued by the Brazilian Securities Commission.

Other matters

Statements of value added

We have also reviewed the individual and consolidated interim statements of value added (DVA), for the six-month period ended June 30, 2014, prepared under the responsibility of the Company's Management, the presentation of which is required by the standards issued by the CVM applicable to the preparation of Interim Financial Information (ITR), and considered as supplemental information for International Financial Reporting Standards – IFRS, which do not require the presentation of DVA. These statements were subject to the same review procedures described above and, based on our review, nothing has come to our attention that causes us to believe that they were not prepared, in all material respects, consistently with the individual and consolidated interim financial information taken as a whole.

The accompanying individual and consolidated interim financial information has been translated into English for the convenience of readers outside Brazil.

São Paulo, August 1, 2014

DELOITTE TOUCHE TOHMATSU	Roberto Wagner Promenzio
Auditores Independentes	Engagement Partner

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: August 14, 2014

COMPANHIA SIDERÚRGICA NACIONAL

By:	/S/ Benjamin Steinbruch
Benjamin Steinbruch Chief Executive Officer

By:	/S/ David Moise Salama
David Moise Salama Investor Relations Executive Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.